Execution Version

AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT
BY AND AMONG
TRC SOLUTIONS, INC.,
AS PURCHASER,
AND TRC COMPANIES, INC.,
AND
WILLBROS UNITED STATES HOLDINGS, INC.,
AS SELLER
AND WILLBROS GROUP, INC.
Dated as of November 30, 2015

TABLE OF CONTENTS
ARTICLE I. DEFINITIONS1
1.1.DEFINED TERMS    1
1.2.INTERPRETATION    14
ARTICLE II. PURCHASE AND SALE OF SECURITIES15
2.1.PURCHASE AND SALE OF SECURITIES    15
2.2.ESTIMATED PURCHASE PRICE CALCULATION STATEMENT    15
ARTICLE III. CLOSING; POST-CLOSING PURCHASE PRICE TRUE-UP    15
3.1.    CLOSING    15
3.2.    CLOSING TRANSACTIONS    15
3.3.    HOLDBACK AMOUNT    17
3.4.    POST-CLOSING PURCHASE PRICE TRUE-UP    17
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND TRC19
4.1.ORGANIZATION AND STANDING    19
4.2.AUTHORITY; AUTHORIZATION; ENFORCEABILITY    19
4.3.NONCONTRAVENTION    20
4.4.APPROVALS; CLAIMS OR LEGAL PROCEEDINGS    20
4.5.BROKERS    20
4.6.SECURITIES ACT    20
4.7.AVAILABILITY OF FUNDS    21
4.8.FINANCING COMMITMENT    21
ARTICLE V. REPRESENTATIONS AND WARRANTIES OF SELLER AND WILLBROS22
5.1.INCORPORATION, ORGANIZATION AND STANDING    22
5.2.AUTHORITY TO CONDUCT BUSINESS    22
5.3.ORGANIZATIONAL DOCUMENTS    22
5.4.AUTHORITY; AUTHORIZATION; ENFORCEABILITY    22
5.5.NONCONTRAVENTION    22
5.6.APPROVALS    23
5.7.BROKERS    23
5.8.CAPITALIZATION OF THE COMPANIES    23
5.9.RIGHTS; WARRANTS OR OPTIONS    24
5.10.FINANCIAL STATEMENTS AND RECORDS    25
5.11.UNDISCLOSED LIABILITIES    25
5.12.TANGIBLE PERSONAL PROPERTY    26
5.13.REAL PROPERTY    26
5.14.INTELLECTUAL PROPERTY    26
5.15.INSURANCE    27
5.16.LABOR MATTERS    28
5.17.PERMITS; COMPLIANCE WITH LAW    28
5.18.LITIGATION    29
5.19.EMPLOYEE BENEFIT PLANS; ERISA    29
5.20.TAX MATTERS    31
5.21.ENVIRONMENTAL, HEALTH AND SAFETY MATTERS    33
5.22.MATERIAL CONTRACTS.    34
5.23.TRANSACTIONS WITH AFFILIATES    34
5.24.MAJOR CUSTOMERS AND SUPPLIERS    34
5.25.ABSENCE OF CHANGES    34
5.26.FCPA.    35

i

5.27.EXPORT COMPLIANCE:    35
5.28.ABSENCE OF INDEBTEDNESS.    36
5.29.SOLVENCY.    36
ARTICLE VI. PRE-CLOSING COVENANTS36
6.1.ACCESS TO CERTAIN PARTIES    36
6.2.PRE-CLOSING ACTIVITIES    36
6.3.EFFORTS TO CONSUMMATE    39
6.4.FINANCING COOPERATION.    39
6.5.SUPPLEMENTATION AND AMENDMENT OF SCHEDULES    42
6.6.CONFIDENTIALITY.    42
6.7.WITHDRAWAL FROM BENEFIT PLANS.    43
6.8.LEASEHOLD MATTERS.    43
6.9.HISTORIC FINANCIAL STATEMENTS.    43
6.10.AGREEMENTS RELATING TO INTERCOMPANY SERVICE ARRANGEMENTS.    44
6.11.EMPLOYEE MATTERS.    44
6.12.NAVFAC CONTRACT.    44
6.13.MPA GUARANTEE    44
ARTICLE VII. CONDITIONS TO CLOSING45
7.1.CONDITIONS TO OBLIGATIONS OF PURCHASER    45
7.2.CONDITIONS TO OBLIGATIONS OF SELLER    46
ARTICLE VIII. ADDITIONAL AGREEMENTS47
8.1.FURTHER ASSURANCES    47
8.2.PUBLICITY    47
8.3.BUSINESS RECORDS    48
8.4.INVESTIGATION; NO RELIANCE BY PURCHASER    48
8.5.EXCULPATION AND INDEMNIFICATION OF DIRECTORS AND OFFICERS    49
8.6.LIMITATION OF REPRESENTATIONS AND WARRANTIES    49
8.7.PLANT CLOSINGS AND MASS LAYOFFS    50
8.8.SELLER INTELLECTUAL PROPERTY; NAME CHANGE.    50
8.9.COMPANY INTELLECTUAL PROPERTY.    50
8.10.EMPLOYEES; BENEFIT PLANS.    51
8.11.NON-SOLICITATION; NON-COMPETITION.    52
8.12.NOTIFICATIONS OF CUSTOMERS.    53
8.13.WILLBROS GROUP, INC.    54
8.14.TRC COMPANIES, INC.    55
ARTICLE IX. REMEDIES FOR BREACH OF THIS AGREEMENT56
9.1.SURVIVAL    56
9.2.INDEMNIFICATION    58
9.3.THIRD PARTY CLAIMS    58
9.4.LIMITATIONS ON INDEMNIFICATION    60
9.5.LIMITATION OF REMEDIES    63
9.6.SPECIFIC PERFORMANCE    63
ARTICLE X. TAX MATTERS64
10.1.TAX RETURNS.    64
10.2.LIABILITY FOR TAXES    65
10.3.APPORTIONMENT OF TAXES.    65
10.4.COOPERATION    66
10.5.TAX CONTESTS.    67
10.6.AMENDED RETURNS    67

10.7.TAX REFUNDS    67
10.8.TAX ELECTIONS; POST-CLOSING ACTIONS    68
10.9.OTHER TAXES    68
10.10.PURCHASE PRICE ALLOCATION    68
10.11.SURVIVAL    69
ARTICLE XI. TERMINATION69
11.1.TERMINATION    69
11.2.EFFECT OF TERMINATION    70
ARTICLE XII. MISCELLANEOUS70
12.1.NOTICES    70
12.2.ENTIRE AGREEMENT    71
12.3.AMENDMENT AND WAIVER    72
12.4.BENEFITS; BINDING EFFECT; ASSIGNMENT    72
12.5.NO THIRD PARTY BENEFICIARY    72
12.6.SEVERABILITY    72
12.7.EXPENSES    72
12.8.COUNTERPARTS AND DELIVERY    73
12.9.GOVERNING LAW; WAIVER OF JURY TRIAL    73
12.10.DISCLOSURE SCHEDULES    73

SCHEDULES
SCHEDULE 2.2    -    Estimated Purchase Price Calculation Statement
SCHEDULE 4.4    -    Approvals; Claims or Legal Proceedings
SCHEDULE 5.5    -    Noncontravention
SCHEDULE 5.6    -    Approvals
SCHEDULE 5.8    -    Capitalization
SCHEDULE 5.10    -    Financial Statements
SCHEDULE 5.11    -    Undisclosed Liabilities
SCHEDULE 5.12    -    Tangible Personal Property
SCHEDULE 5.13    -    Leased Real Property
SCHEDULE 5.14    -    Intellectual Property
SCHEDULE 5.15    -    Insurance
SCHEDULE 5.16    -    Labor Matters
SCHEDULE 5.17    -    Permits; Compliance with Law
SCHEDULE 5.18     -    Litigation
SCHEDULE 5.19    -    Employee Benefit Plans; ERISA
SCHEDULE 5.20    -    Tax Matters
SCHEDULE 5.21    -    Environmental, Health and Safety Matters
SCHEDULE 5.22    -    Material Contracts
SCHEDULE 5.23    -    Transactions with Affiliates
SCHEDULE 5.24    -    Major Customers and Suppliers
SCHEDULE 5.25    -    Absence of Changes
SCHEDULE 5.26    -    FCPA
SCHEDULE 5.27    -    Export Compliance
SCHEDULE 6.2    -    Pre-Closing Activities
SCHEDULE 6.7    -    Withdrawal from Benefit Plans
SCHEDULE 6.8    -    Leasehold Matters
SCHEDULE 6.11(b)    -    Transfer of Company Personnel
SCHEDULE 7.1(i)    -    Third Party Consents
SCHEDULE 7.1(k)    -    Offer Letters

EXHIBITS
EXHIBIT A        -    Form of Transition Services Agreement
EXHIBIT B        -    Form of Alliance Agreement

AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT
THIS AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 30, 2015, by and among Willbros United States Holdings, Inc., a Delaware corporation (“Seller”), Willbros Group, Inc., a Delaware corporation (“Willbros”), TRC Solutions, Inc., a California corporation (“Purchaser”) and TRC Companies, Inc., a Delaware corporation (“TRC”), and amends and restates that certain Securities Purchase Agreement dated as of October 3, 2015, by and among Seller, Willbros, Purchaser and TRC.
RECITALS
A.Willbros Government Services (U.S.), LLC, a Delaware limited liability company (“Government Services”), Willbros Project Services (U.S.), LLC, a Delaware limited liability company (“Project Services”), Willbros Engineers (U.S.), LLC, a Delaware limited liability company (“Willbros Engineers”) and Electric Field Solutions, Inc., a Michigan corporation (“EFS”) are engaged in the business of providing specialty energy infrastructure, engineering and field services for the oil and gas industry across the United States. Each of Government Services, Project Services, Willbros Engineers and EFS may be referred to individually as a “Company” and collectively as the “Companies.”
B.    Seller owns all of the issued and outstanding ownership interest in Government Services, Project Services and Willbros Engineers (collectively, the “Interests”), and all of the issued and outstanding shares of the capital stock of EFS (the “Shares”).
C.    Seller desires to sell the Interests and the Shares (together, the “Securities”) to Purchaser and Purchaser desires to purchase the Securities from Seller, upon the terms and subject to the conditions contained in this Agreement.
D.    Willbros is the ultimate parent corporation of Seller and TRC is the ultimate parent corporation of Purchaser.
AGREEMENT
In consideration of the premises and the respective mutual agreements, covenants, representations and warranties contained herein, the parties to this Agreement agree as follows:

ARTICLE I.
DEFINITIONS
1.1.    Defined Terms. In addition to terms defined elsewhere in this Agreement, the following terms when utilized in this Agreement, unless the context otherwise requires, shall have the meanings indicated, which meanings shall be equally applicable to both the singular and plural forms of such terms:

    “Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock or other equity interests, by contract, credit arrangement or otherwise.
“Affiliated Group” means any affiliated group within the meaning of section 1504 of the Code.
“Aggregate Deductible” is defined in Section 9.4(a)(ii).
“Aggregate Purchase Price” means an amount equal to the Enterprise Value, plus or minus the amount of the Net Working Capital Adjustment (as contemplated by the definition thereof), plus Cash as of the Financial Closing, minus the Indebtedness of the Companies and the Company Subsidiaries as of the Financial Closing.
“Agreement” is defined in the preamble of this Agreement.
“Alliance Agreement” means an alliance agreement to be executed at Closing by Purchaser and Seller substantially in the form attached hereto as Exhibit B.
“Authority” means any federal, state, local or foreign governmental regulatory agency, commission, bureau, authority, court or arbitration tribunal.
“Benefit Plans” is defined in Section 5.19(a).
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Houston, Texas or New York, New York, are authorized or required by Law to be closed for business.
“Cash” means the cash and cash equivalents of the Companies and the Company Subsidiaries (including marketable securities and short term investments) calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements (but expressly taking into account the utilization of Cash at the Financial Closing by the Companies and the Company Subsidiaries in connection with the consummation of the transactions contemplated hereby). For avoidance of doubt, Cash at the Financial Closing shall (1) be calculated net of issued but uncleared checks and drafts and (2) include checks and drafts deposited for the account of the Companies or any of the Company Subsidiaries.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
“Closing” is defined in Section 3.1.
“Closing Date” is defined in Section 3.1.

“Closing Net Working Capital” means the amount of the Net Working Capital as of the Financial Closing, but without giving effect to the transactions contemplated hereby.
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, section 4980B of the Code and any similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Commitment Letter” means the commitment letter, dated as of October 3, 2015, between Purchaser and Citizens Bank, N.A., including all exhibits, schedules, annexes, and amendments to such letter, in effect as of the date of this Agreement.
“Companies” and “Company” are defined in the Recitals section of this Agreement.
“Company Continuing Employee” is defined in Section 8.10(a).
“Company Intellectual Property” is defined in Section 5.14(a).
“Company Personnel” is defined in Section 5.16(d).
“Company Subsidiary(ies)” means individually or collectively, as applicable, (a) Willbros Hammer LLC, a Delaware limited liability company and Subsidiary of Government Services, of which Government Services holds a 75% interest and Hammer, Inc., a Delaware corporation, holds a 25% interest (“Hammer U.S.”), and its wholly-owned Subsidiary, Willbros Hammer LLC, a company organized under the laws of Spain (“Hammer Spain”); and (b) Willbros Midstream Services (U.S.), LLC a Delaware limited liability company (“Midstream Services”) and Willbros Engineering California (U.S.), Inc., a Delaware corporation (“Engineering California”), each of which is a wholly-owned Subsidiary of Willbros Engineers; and (c) except for purposes of the representations and warranties set forth in Section 5.8(e) and solely for purposes of this Agreement, WBA.
“Competing Entity” is defined in Section 8.11(c).
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 16, 2015, between TRC and Seller.
“Construction Services” means all aspects of: constructing, fabricating, installing, erecting, maintaining, performing integrity digs on, and performing turnaround services on, pipelines, buildings, plants, and facilities of all types.
“Covered Services” is defined in Section 8.11(c).
“Damages” means all damages, costs, losses, expenses and fees (including court costs and reasonable attorneys’ fees and expenses).
    “Definitive Financing Documentation” is defined in Section 6.4(a).

“Effective Time” is defined in Section 3.1.
“EFS” is defined in the Recitals section of this Agreement.
“Electrical Transmission, Distribution and Related Work” means the provision of services in all aspects of: overhead and underground electric transmission and distribution, telecommunication and wireless systems, fiber optic systems, converter and substation systems and facilities, environmental, electric generation systems and facilities, specialty utility construction, and utility storm assessment and restoration services, including, with respect to each of the foregoing, the siting, engineering, design, procurement, construction, maintenance, repair, and related services.
“Engineering California” is defined within the definition of Company Subsidiary.
“Enterprise Value” means $130,000,000.
“Environmental, Health and Safety Laws” means all existing and applicable Laws of federal, state and local Authorities concerning pollution or protection of the environment, public health and safety or employee health and safety, including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern into ambient air, surface water, ground water or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, as such requirements are enacted and in effect on the Closing Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Plan” is defined in Section 5.19(a).
“Estimated Purchase Price Calculation Statement” is defined in Section 2.2.
“FAR” is defined in Section 3.3.
“Final Purchase Price Calculation Statement” is defined in Section 3.3(a).
“Financial Closing” is defined in Section 3.1.
“Financial Statements” is defined in Section 5.10.
“Financing” is defined in Section 6.4(a).
“Financing Action” is defined in Section 6.4(a).
“Financing Agreements” means any commitment letters, engagement letters, credit agreements, guarantees, and pledge and security documents related to any Financing, including the Financing Commitment.
“Financing Commitment” is defined in Section 4.8.

“Financing Sources” means each Person (including, without limitation, each agent and arranger) that has entered into agreements in connection with a proposed or committed Financing, including (without limitation) any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto, together with each affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or affiliate and their respective successors and assigns.
“Foreign Official” means any foreign government official, any official of a political party in a foreign country or any candidate for political office in a foreign country, and any employee of a company which is owned directly or indirectly in whole or in part by a foreign government.
“Forward-Looking Statements” is defined in Section 8.4(a).
“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.
“Government Services” is defined in the Recitals section of this Agreement.
“Government Services Interest” is defined in Section 5.8(a).
“Guaranteed Leases” means the Realty Leases for leased property located at (a) 2087 E. 71st St., Tulsa, Oklahoma, (b) 921 Eastwind Drive, Suite 122, Westerville, Ohio and (c) 3000 Executive Parkway, Suite 460, San Ramon, California.
“Hammer Spain” is defined within the definition of Company Subsidiary.
“Hammer U.S.” is defined within the definition of Company Subsidiary.
“Holdback Amount” means $7,500,000 to be held by Purchaser pending the achievement of the matters contemplated by Section 3.3.
“Holdback Release Date” is defined in Section 3.3.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” as applied to any Person means (without duplication) (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, (e) all obligations under leases which have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (f) any liability of such Person in respect of bankers’ acceptances or letters of credit (to the extent drawn), (g) all interest, fees, prepayment premiums and other expenses owed with respect to any indebtedness, liabilities and/or obligations of any of the types referred to above, and (h) all indebtedness, liabilities and/or obligations of any of the types referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided, however, that Indebtedness does not include any undrawn letter of credit issued on behalf of any of the Companies or the Company Subsidiaries, corporate guarantees of an obligation of a Company or Company Subsidiary, or the obligations to Hannon Armstrong Sustainable Infrastructure, Inc. or any of its Affiliates, including HA WG Funding LLC, issued in connection with fueling facilities pursuant to government contracts.
“Indemnified Person” is defined in Section 9.3(a).
“Indemnifying Party” is defined in Section 9.3(a).
“Independent Accounting Firm” is defined in Section 3.3(b).
“Insurance Policies” is defined in Section 5.15.
“Intellectual Property” means all intellectual property and other proprietary rights of any kind or nature, in any jurisdiction throughout the world, whether registered or unregistered, whether protected, created or arising under any Law, including any and all of the following: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications, registrations, extensions, restorations, and renewals related to the foregoing; (c) trade secrets and confidential know-how; (d) patents, patent applications, inventor’s certificates, and other forms of government issued rights substantially similar to any of the foregoing; (e) internet domain name registrations; (f) industrial design rights, registrations, applications, extensions, and renewals thereof; (g) other intellectual property and related proprietary rights, interests and protections; and (h) all tangible embodiments of any of the foregoing.
“Interests” is defined in the Recitals section of this Agreement.
“Interim Financial Statements” is defined in Section 5.10.
“IRS” means the Internal Revenue Service.
“Knowledge” with respect to Purchaser means the actual knowledge of Martin H. Dodd, Christopher P. Vincze, Thomas W. Bennet, James B. Stephenson and Jason Greenlaw, and the knowledge such persons would reasonably be expected to have following a reasonable inquiry regarding the matters in question.
“Knowledge” with respect to Seller (a) of any fact or other matter regarding the Companies or the Company Subsidiaries means the actual knowledge of Ed Wiegele, Jacob Flud, David Schmiege, Mike Bryant, John Utley, Jason Cradit and Catherine Patrick, and the knowledge such persons would reasonably be expected to have following a reasonable inquiry regarding the matters in question, and (b) of any fact or other matter regarding Seller or Willbros, the actual knowledge of the employees and officers of such parties having supervisory authority over, or otherwise having the responsibility for, the subject matter in question, and the knowledge such persons would reasonably be expected to have following a reasonable inquiry regarding the matters in question.
“Law” means any law, statute, rule, regulation, ordinance and the like.
“Leased Real Property” is defined in Section 5.13.
“Lien” means any mortgage, lien, pledge, charge, encumbrance or other security interest.
“Material Adverse Change” or “Material Adverse Effect” means any change or effect that is materially adverse to the condition (financial or otherwise), results of operations, business or assets of the Companies and the Company Subsidiaries (taken as a whole) or would materially impair the ability of the Companies and the Company Subsidiaries (taken as a whole) to own, hold and/or operate their assets or the ability of Seller to timely consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed to constitute, and none of the following (or the effects thereof) shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions not peculiar to the Companies or the Company Subsidiaries, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP (provided, that this clause (iv) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with GAAP or any interpretations thereof), (v) changes in Laws (provided, that this clause (v) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws or any interpretations thereof), (vi) the negotiation, execution and delivery of this Agreement, the identity or business plans of Purchaser or its Affiliates, or the announcement or consummation of the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees or (vii) the taking of any action contemplated by this Agreement and the other Transaction Documents (provided that clause (vi) shall not apply with respect to any representation or warranty set forth in Section 5.5, to the extent the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement and, provided, in the case of clauses (i), (ii), (iii), (iv), (v), and (vii) that such changes do not materially and disproportionately adversely affect the Companies or the Company Subsidiaries in a manner that is materially disproportionate from similarly situated businesses engaged in the engineering services industry); and (b) any adverse change in or effect on the business of the Companies and the Company Subsidiaries that is timely cured by the Companies or Seller.
“Material Contract” means any contract or group of related contracts for which the underlying term (if any) has not expired (including any amendments thereto) to which any of the

Companies or the Company Subsidiaries is a party (other than those which are solely between or among the Companies and/or the Company Subsidiaries) and which:
(a)     relates to Indebtedness of, or is a letter of credit, pledge, bond or similar arrangement running to the account of or for the benefit of, any Company or Company Subsidiary;
(b)     relates to the purchase or sale of materials, supplies, merchandise, machinery, equipment or parts (excluding contracts made in the Ordinary Course of Business and that do not require expenditures or result in sales in excess of $500,000 annually;
(c)     relates to the purchase or sale of services (excluding contracts made in the Ordinary Course of Business and that do not require expenditures or result in sales in excess of $500,000 annually;
(d)      are employment, severance, or consulting agreements between any Company or Company Subsidiary and any of its respective officers, directors, managers, or other employees or consultants of such Company or such Subsidiary who are entitled to compensation thereunder in excess of $200,000 per year;
(e)     is a lease or sublease of real property;
(f)     is a lease, sublease or conditional sales agreement involving annual payments in excess of $250,000 for any machinery, equipment, vehicle or other tangible personal property (whether a Company or a Company Subsidiary is a lessor or lessee);
(g)     is a contract for capital expenditures or the acquisition or construction of fixed assets for or in respect of any real property, in each case requiring payments in excess of $200,000;
(h)     is a contract granting any Person a Lien on any of the assets of the Companies or the Company Subsidiaries, in whole or in part;
(i)     is a collective bargaining agreement or agreements with any labor organization, union, association, or other representative of any officers, directors, managers, or other employees of any of the Companies or the Company Subsidiaries, to which any Company or Company Subsidiary is a party;
(j)     is an agreement with (1) Seller or any of its Affiliates (other than another Company or Company Subsidiary), (2) any former holder of Securities or any Affiliate thereof (other than another Company or Company Subsidiary), or (3) any current or former officers, directors, managers, or other employees or consultants of any of the Companies or the Company Subsidiaries or any Affiliate thereof (other than another Company or Company Subsidiary), other than those referred to in clause (d) above;
(k)    is an agreement that limits the freedom of any of the Companies or Company Subsidiaries to compete in any line of business or geographic area;

(l)    is an agreement which grants a third party rights to use any of the material Intellectual Property rights of any of the Companies or the Company Subsidiaries;
(m)    is an agreement or letter of intent involving the disposition or acquisition of any business or significant portion of the assets, properties or business of any of the Companies or Company Subsidiaries, or any merger, consolidation or similar business combination transaction, whether or not enforceable;
(n)    is an agreement for any joint venture, partnership, or strategic alliance;
(o)    is an agreement containing any right of first refusal, right of first negotiation or right of first offer in favor of a party other than any of the Companies or Company Subsidiaries;
(p)    is an agreement under which any Company or Company Subsidiary has made or will make, directly or indirectly, any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than to any of the Companies or the Company Subsidiaries) or agreements relating to the making of any such advance, loan, extension of credit, capital contribution or other investment;
(q)    is an agreement providing for indemnification of any Person, other than those entered into in the Ordinary Course of Business or any Realty Leases;
(r)    involves a resolution or settlement of any dispute involving amounts in excess of $250,000;
(s)    is any other contract or agreement involving future payments in excess of $250,000 and not entered into in the Ordinary Course of Business.
“Materials of Environmental Concern” means any hazardous waste, as defined by 42 U.S.C. section 6903(5), any hazardous substance as defined by 42 U.S.C. section 9601(14), any pollutant or contaminant as defined by 42 U.S.C. section 9601(33), any toxic substance, oil or hazardous material, or any other chemical, substance or waste, defined, listed or regulated by any Environmental, Health and Safety Laws.
“Midstream Services” is defined within the definition of Company Subsidiary.
“Most Recent Balance Sheet” is defined in Section 5.10.
“Multiemployer Plan” has the meaning set forth in ERISA section 3(37).
“NAVFAC Contract” means the contract dated 23 July 2009 between Government Services and Naval Facilities Engineering Command Specialty Center Acquisition NAVFAC Code RAQNO/Naval Base Ventura County.
“NAVFAC Pre-Novation Agreement” means a contract to be entered into at the Closing by and between Willbros Construction and Government Services, pursuant to which Willbros Construction will perform all of Government Services’ obligations under the NAVFAC Contract while the parties pursue novation of the NAVFAC Contract to Willbros Construction pursuant to Section 6.12.
“Net Working Capital” means all current assets of the Companies and the Company Subsidiaries, but specifically excluding Cash, current and deferred Tax assets and intercompany accounts receivable due from one of the Companies or the Company Subsidiaries, minus all current liabilities of the Companies and the Company Subsidiaries, but specifically excluding Indebtedness, current and deferred Tax liabilities and intercompany accounts payable due to one of the Companies or the Company Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the Most Recent Balance Sheet.
“Net Working Capital Adjustment” means (a) if the amount of the Closing Net Working Capital is less than $23,400,000, a reduction to the Aggregate Purchase Price equal to the amount of such deficiency; and (b) if the amount of the Closing Net Working Capital is greater than $25,000,000, an increase to the Aggregate Purchase Price equal to the amount of such excess. For the avoidance of doubt, if the amount of the Closing Net Working Capital is between $23,400,000 and $25,000,000, there shall be no adjustment to the Aggregate Purchase Price.
“Non-ERISA Plan” is defined in Section 5.19(a).
“Ordinary Course of Business” means the ordinary course of business consistent with the past custom and practice of the Companies and/or the Company Subsidiaries in the operation of their respective businesses.
“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation, (b) the certificate of formation or articles of organization and the operating or limited liability company agreement of a limited liability company, (c) the agreement of general or limited partnership of a partnership, (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person, and (e) any amendment to or restatement of any of the foregoing.
“Permits” means all governmental licenses, permits, approvals, registrations, authorizations and qualification filings with all Authorities required under Laws in connection with the operation of the business of the Companies or the Company Subsidiaries.
“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental charges that are not yet due and payable, (b) pledges or deposits to secure obligations under workers’ or unemployment compensation Laws or similar legislation or to secure public or statutory obligations, and (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising or incurred in the Ordinary Course of Business securing amounts which are not overdue for a period of more than 60 days.
“Person” means any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint-stock company, joint venture, other entity, trust or government, or any agency or political subdivision of any government.

“Post-Closing Straddle Period” is defined in Section 10.3(b).
“Post-Closing Tax Period” means any Tax Period (or portion thereof) beginning after the Financial Closing.
“Power Survey Proceedings” means the case styled as Power Survey, LLC v. Premier Utility Services, LLC, and L-3 Communications Holdings Inc., Civil Action No. 2:13-cv-05670-FSH-MAH, USDC, New Jersey.
“Pre-Closing Straddle Period” is defined in Section 10.3(a).
“Pre-Closing Tax Period” means any Tax Period (or portion thereof) ending on or before the Financial Closing.
“Project Services” is defined in the Recitals section of this Agreement.
“Project Services Interest” is defined in Section 5.8(b).
“Purchaser” is defined in the preamble of this Agreement.
“Purchaser Benefit Plans” is defined in Section 8.10(b).
“Purchaser Group” is defined in Section 9.4(e) of this Agreement.
“Purchaser Guarantor” is defined in Section 8.14(a).
“Purchaser Indemnitee(s)” means Purchaser and, following the Closing, the Companies and the Company Subsidiaries, and each of their respective directors, managers, members, officers, employees, Affiliates and other Representatives, and successors and permitted assigns, as the case may be.
“Purchaser’s Calculations” is defined in Section 3.3(a).
“Purchaser Obligations” is defined in Section 8.14(a).
“Realty Lease” is defined in Section 5.13(a).
“Remaining Disputed Items” is defined in Section 3.3(b).
“Representative(s)” of Seller, any Company, any Company Subsidiary or Purchaser shall mean such Person’s respective officers, directors, managers, employees, partners, investment bankers, consultants, attorneys, accountants, agents and other representatives.
“Required Audited Financial Statements” is defined in Section 6.9.
“Required Financial Statements” is defined in Section 6.9.
“Required Interim Financial Statements” is defined in Section 6.9.

“Return(s)” means any return, declaration (including any declaration of estimated Taxes), report, claim for refund, or information return or statement relating to Taxes with respect to any income, assets or properties of the Companies and the Company Subsidiaries, including any schedule or attachment thereto.
“Securities” is defined in the Recitals section of this Agreement.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Seller” is defined in the preamble of this Agreement.
“Seller Guarantor” is defined in Section 8.13(a).
“Seller Indemnitee(s)” means Seller and its respective directors, stockholders, officers, employees, partners, Affiliates (other than the Companies and the Company Subsidiaries after the Closing), and other Representatives, and successors and permitted assigns, as the case may be.
“Seller Marks” means all marks, trade names, logos, names, and domain names utilizing the name “Willbros” or any abbreviations or derivatives thereof.
“Seller Obligations” is defined in Section 8.13(a)
“Seller’s Calculations” is defined in Section 3.3(b).
“Shares” is defined in the Recitals section of this Agreement.
“Solvent” means, with respect to any Person as of any date, that (i) the fair saleable value of the property of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of Indebtedness of such Person and its Subsidiaries as of such date, (ii) such Person and its Subsidiaries are able to pay all Indebtedness of such Person and its Subsidiaries as such Indebtedness mature as of such date and (iii) such Person and its Subsidiaries do not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries as of such date. In computing the amount of contingent or unliquidated Indebtedness at any time, such Indebtedness will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured Indebtedness.
“Specified Indemnified Matter” means (i) all liabilities and obligations arising out of or in connection with any Subsidiary, business or assets disposed of by the Companies, Company Subsidiaries, or Seller and its other Affiliates prior to the Closing Date, including any indemnification or other obligations for breach of any applicable disposition agreement, (ii) all liabilities and obligations arising out of or in connection with the real property leases identified on Schedule 6.8; (iii) all liabilities arising out of or in connection with any use or release prior to the Closing of any Materials of Environmental Concern at or from 2087 East 71st Street, Tulsa, Oklahoma; (iv) all liabilities to provide severance or other post-termination compensation or benefits (A) to any current or former employee of the Companies or Company Subsidiaries whose employment terminates prior to the Financial Closing or (B) pursuant to the 2010 Willbros Group, Inc. Management Severance Plan for Executives, 2010 Willbros Group, Inc. Management Severance Plan for Key Employees, or any employment, severance, continuity or incentive agreement or similar agreement or plan entered into by a Company or Company Subsidiary prior to the Closing with any employee of the Companies or Company Subsidiaries who voluntarily terminates their employment within twelve months following the Financial Closing; (v) any liabilities to the extent arising out of the findings of the U.S. Department of Labor set forth in the letter, dated July 8, 2015, from the U.S. Department of Labor to Seller; (vi) any liabilities relating to the Power Survey Proceedings; and (vii) any liabilities or obligations arising out of the NAVFAC Contract or any of the services performed thereunder, whether prior to or following the Closing. For the avoidance of doubt, Specified Indemnified Matters do not include any post-Closing activity by Purchaser or any of its Affiliates (including the Companies and the Company Subsidiaries) in connection with a device that is the subject of the Power Survey Proceedings or any other rotating electric field sensor or any similar device, in each case except to the extent of any pre-Closing proposal made by any of the Companies or Company Subsidiaries that was not approved by Purchaser.
“Straddle Period” is defined in Section 10.2.
“Subsidiary” means, with respect to any Person, each other Person (other than a natural person) of which the Person owns, beneficially and of record, securities or interests representing 50 percent or more of the aggregate ordinary voting power (without regard to the occurrence of any contingencies affecting voting power).
“Survival Date” shall mean the date on which the representations, warranties, covenants and agreements of the parties set forth in this Agreement expire as specified in Section 9.1.
“Tax(es)” means (a) any and all federal, state, local and foreign taxes (including income or profits taxes, premium taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, franchise taxes, ad valorem taxes, severance taxes, capital levy taxes, transfer taxes, value added taxes, employment and payroll-related taxes, property taxes, business license taxes, occupation taxes, import duties and other governmental charges and assessments), of any kind whatsoever, including interest, additions to tax and penalties with respect thereto, (b) liability for any such item described in clause (a) that is imposed by reason of U.S. Treasury Regulation section 1.1502‑6 or similar provisions of Law, and (c) liability for any such item described in clause (a) imposed on any transferee or indemnitor, by contract or otherwise.
“Tax Authority” means any federal, state, local, or foreign Tax service, agency, office, commission, department, bureau or similar organization, including any court, tribunal, or similar judicial agency, with regulatory authority to assess, assert or otherwise impose Tax adjustments or collect unpaid Taxes of any Person.
“Tax Claim” is defined in Section 10.5(a).
“Tax Contest” is defined in Section 10.5(b).

“Tax Period” means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period, e.g., a quarter) with respect to which any Tax may be imposed under any applicable Law.
“Termination Date” is defined in Section 11.1(b).
“Territory” is defined in Section 8.11(c).
“Third Party Claim” is defined in Section 9.3(a).
“Transaction Documents” means this Agreement, the Transition Services Agreement, the Alliance Agreement and the NAVFAC Pre-Novation Agreement.
“Transition Services Agreement” means a transition services agreement to be executed at Closing by Purchaser and Seller substantially in the form attached hereto as Exhibit A.
“VAT” means any value added or similar Tax.
“WBA” means WBA, P.C., an Oklahoma professional corporation owned by certain licensed professional employees of Willbros.
“Willbros Construction” means Willbros Construction (U.S.), LLC, a Delaware limited liability company and wholly-owned subsidiary of Seller.
“Willbros Engineers” is defined in the Recitals section of this Agreement.
“Willbros Engineers Interest” is defined in Section 5.8(c).
“Willbros” is defined in the preamble of this Agreement.
1.2.    Interpretation. As used in this Agreement, the word “including” means including without limitation, the word “or” is not exclusive and the words “herein,” “hereof,” “hereby,” “hereto,” “hereunder” and the like refer to this Agreement as a whole. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. Unless the context otherwise requires, references herein: (a) to Articles, Sections and Schedules mean the Articles and Sections of and the Schedules attached to this Agreement, (b) to an agreement, instrument or document means such agreement, instrument or document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by this Agreement, and (c) to a statute means such statute as amended from time to time and includes any successor legislation thereto. The headings and captions used in this Agreement, in any Schedule hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule hereto, and all provisions of this Agreement and the Schedules hereto shall be enforced and construed as if no caption or heading had been used herein or therein. Any capitalized terms used in any Schedule attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement (or, in the absence of any ascribed meaning, the meaning customarily ascribed to any such term in the Companies’ or the Company

Subsidiaries’ industry or in general commercial usage). The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any of the provisions of this Agreement. All references to dollars (or the symbol “$”) contained herein shall be deemed to refer to United States dollars.

ARTICLE II.
PURCHASE AND SALE OF SECURITIES
2.1.    Purchase and Sale of Securities. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Securities, free and clear of all Liens.
2.2.    Estimated Purchase Price Calculation Statement. Not later than three Business Days prior to the Closing, Seller shall deliver to Purchaser a written statement (the “Estimated Purchase Price Calculation Statement”) setting forth (a) Seller’s good faith estimates of (i) the amount of the Closing Net Working Capital, (ii) Cash as of the Financial Closing, (iii) the Indebtedness of the Companies and the Company Subsidiaries as of the Financial Closing, and (iv) the Net Working Capital Adjustment calculated by reference thereto, and (b) the calculation of the estimated Aggregate Purchase Price based thereon. Schedule 2.2 sets forth the format for the calculation of the amounts described in this Section 2.2 and the payment to be made pursuant to Section 3.2(b).

ARTICLE III.
CLOSING; POST‑CLOSING PURCHASE PRICE TRUE‑UP
3.1.    Closing. Subject to the fulfillment or waiver of the conditions precedent set forth in ARTICLE VII, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on a date to be mutually agreed upon by Purchaser and Seller (the “Closing Date”), which date shall be no later than the third Business Day after all of the conditions set forth in ARTICLE VII have been satisfied or waived (other than those conditions which by their terms are intended to be satisfied at the Closing). Except as otherwise provided in this Agreement, all proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed. Except as otherwise indicated in this Agreement, the Closing will be deemed to be effective as of 12:01 a.m., Central Time, on the Closing Date (the “Effective Time”). Certain financial matters, as indicated in this Agreement, will be determined based upon and will be effective as of 12:01 a.m., Central Time, on November 29, 2015 (the “Financial Closing”).

3.2.    Closing Transactions.
(a)Delivery of Securities Certificates. At the Closing, Seller shall deliver to Purchaser, free and clear of any Lien, all certificates representing the Interests and the Shares, together with duly executed assignments or stock powers attached, as applicable.
(b)    Aggregate Purchase Price Funds Flow. At the Closing, Purchaser shall pay or cause to be paid the amount of the estimated Aggregate Purchase Price, as set forth on the Estimated Purchase Price Calculation Statement, less the Holdback Amount, to Seller, by wire transfer of immediately available funds, pursuant to wire transfer instructions delivered to Purchaser by Seller.
(c)    Other Closing Deliveries.
(i)    By Seller.
(A)    Seller shall deliver to Purchaser (x) evidence reasonably satisfactory to Purchaser that each Company and Company Subsidiary has been released from any guarantee or other credit support provided for the benefit of Seller or its Affiliates and (y) recordable Lien releases with respect to any outstanding Liens or UCC filings against or relating to (i) the Securities or any other equity interest in the Companies or Company Subsidiaries that is owned by Seller or one of the Companies, or (ii) any assets of the Companies or Company Subsidiaries (other than Permitted Liens and UCC filings related thereto).
(B)    Seller shall deliver to Purchaser resignations, effective as of the Effective Time, of Michael Fournier, Rick Russler and Lori Pinder in their capacities as officer, director or manager of any of the Companies or Company Subsidiaries.
(C)    Seller shall execute and deliver to Purchaser the Transition Services Agreement.
(D)    Seller shall deliver to Purchaser the other certificates and documents referred to in Section 7.1(d).
(E)    Seller shall deliver to Purchaser the Required Interim Financial Statements.
(F)    Seller shall deliver to Purchaser evidence, reasonably acceptable to Purchaser, of the termination, settlement, discharge, offset, payment, or repayment in full of all intercompany loans, notes, and advances, regardless of their dates of maturity, and all intercompany receivables and payables (except for obligations arising under the Transition Services Agreement), in each case, in a manner that does not result in or leave outstanding any Indebtedness for which Purchaser, the Companies, or the Company Subsidiaries would be responsible from or after the Closing.

(G)    Seller shall deliver to Purchaser such other documents as Purchaser may reasonably request for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement.
(H)    Seller shall deliver notice and any other required deliverables to (x) JPMorgan Chase Bank, N.A., as administrative agent, under that certain Credit Agreement, dated as of December 15, 2014, among Willbros, as borrower, certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as subsequently amended and (y) Bank of America, N.A., as collateral agent and administrative agent, under that certain Loan, Security and Guaranty Agreement, dated as of August 7, 2013, among Seller and certain subsidiaries thereof, as borrowers, certain financial institutions as lenders and Bank of America, N.A., as collateral agent and administrative agent, as subsequently amended, to obtain the release of guarantees and liens in connection with each respective credit facility.
(ii)    By Purchaser.
(A)    Purchaser shall execute and deliver to Seller the Transition Services Agreement.
(B)    Purchaser shall deliver to Seller the other certificates and documents referred to in Section 7.2(c).
(C)    Purchaser shall deliver to Seller such other documents as Seller may reasonably request for the purpose of facilitating the consummation or performance of any of the transactions contemplated by this Agreement.
3.3.    Holdback Amount.    Within two Business Days after Government Services receives written notification of the achievement of all of the following: (a) the earlier of (i) the effective novation of the NAVFAC Contract to Willbros Construction (or another Affiliate of Willbros acceptable to NAVFAC and Willbros) in accordance with Federal Acquisition Regulation (“FAR”) Subpart 42.12 as contemplated by Section 6.12 or (ii) the written approval by the Contracting Officer of a subcontract of all of the work that is the subject of the NAVFAC Contract to Willbros Construction (or another Affiliate of Willbros acceptable to NAVFAC and Willbros) and (b) obtaining all required consents to the transactions contemplated by this Agreement pursuant to Realty Leases listed on subsection (c) of Schedule 5.13 as items 9-12 (the “Holdback Release Date”), Purchaser shall pay the Holdback Amount to Seller by wire transfer of immediately available funds to the account designated in writing by Seller. Notwithstanding the foregoing, should NAVFAC or other Person fail to approve such novation, subcontract or give any such consent, the Holdback Release Date shall be deemed to be March 15, 2016, on which date Purchaser shall pay the Holdback Amount to Seller by wire transfer of immediately available funds to the account designated in writing by Seller.

3.4.    Post-Closing Purchase Price True-Up.
(a)    Final Purchase Price Calculation Statement. Within 90 days after the Closing Date, Purchaser shall prepare, at Purchaser’s expense, and deliver to Seller, a written statement (the “Final Purchase Price Calculation Statement”) setting forth Purchaser’s calculations (“Purchaser’s Calculations”) of the amount of the Closing Net Working Capital and the Net Working Capital Adjustment calculated by reference thereto, which calculations shall be made in accordance with GAAP, and, to the extent so in accordance, applied on a basis consistent with the Most Recent Balance Sheet. The Final Purchase Price Calculation Statement shall contain a recalculation of the Aggregate Purchase Price based on the foregoing amount of the Net Working Capital Adjustment.
(b)    Disputes as to Purchase Price Calculations. Within 45 days after its receipt of the Final Purchase Price Calculation Statement, Seller shall notify Purchaser in writing of its agreement or disagreement with the Final Purchase Price Calculation Statement and any of Purchaser’s Calculations (and, during such 45-day period, Purchaser shall grant Seller and its accountants reasonable access to all work papers, facilities, schedules and calculations used in the preparation of the Final Purchase Price Calculation Statement). If Seller disputes any aspect of the Final Purchase Price Calculation Statement or any of Purchaser’s Calculations, Seller shall so notify Purchaser within such 45-day period, and Seller shall have the right, and shall have the right to direct its accountants, at the expense of Seller, to review and verify the accuracy of the Final Purchase Price Calculation Statement. If Seller does not dispute any aspect of the Final Purchase Price Calculation Statement or any of Purchaser’s Calculations within such 45-day period, then the Final Purchase Price Calculation Statement and Purchaser’s Calculations set forth therein shall be conclusive and binding upon Purchaser and Seller. In the event of a dispute, Seller and, at Seller’s option, its accountants shall complete their review and verification of the Final Purchase Price Calculation Statement within 60 days after Seller’s receipt thereof and, if after such review and verification, there remain items in dispute, Seller shall submit its proposed alternative calculations of items remaining in dispute (“Seller’s Calculations”) to Purchaser in writing within 65 days after Seller’s receipt of the Final Purchase Price Calculation Statement. Except for any disputed items identified in Seller’s Calculations, the Final Purchase Price Calculation Statement shall be final and binding between the parties. If Purchaser does not reject Seller’s Calculations by written notice given to Seller within 30 days after Purchaser’s receipt of Seller’s Calculations, then the Final Purchase Price Calculation Statement and Purchaser’s Calculations contained therein, as modified by Seller’s Calculations, shall be conclusive and binding upon Purchaser and Seller. If Purchaser rejects Seller’s Calculations by written notice given to Seller within 30 days after Purchaser’s receipt of Seller’s Calculations, then, at the request of either Purchaser or Seller, Seller and Purchaser shall select a mutually acceptable and nationally recognized independent accounting firm (such firm, the “Independent Accounting Firm”) to resolve the remaining disputed items (the “Remaining Disputed Items”) by conducting the Independent Accounting Firm’s own review and verification of the Final Purchase Price Calculation Statement, and thereafter selecting either Seller’s Calculations of the Remaining Disputed Items or Purchaser’s Calculations of the Remaining Disputed Items or an amount in between the two. Seller and Purchaser shall be bound by the determination of the Remaining Disputed Items by the Independent Accounting Firm. Each of Purchaser and Seller agrees to execute, if requested by the Independent Accounting Firm, an engagement letter containing reasonable and customary terms. Purchaser and Seller shall each pay their own costs and expenses incurred under this Section 3.4(b). The costs and expenses of the Independent Accounting Firm shall be borne one-half by Purchaser and one-half by Seller.
(c)    Payment After Recalculation. Upon the determination, in accordance with Section 3.4(b), of the Final Purchase Price Calculation Statement and the final calculations of the amounts of the Closing Net Working Capital and the Net Working Capital Adjustment calculated by reference thereto, the Aggregate Purchase Price shall be recalculated using such finally determined amounts in lieu of the estimates of such amounts used in the calculation of the estimated Aggregate Purchase Price paid at the Closing.
(i)    If the Aggregate Purchase Price as recalculated pursuant to this Section 3.4(c) is greater than such estimated Aggregate Purchase Price, then Purchaser shall pay or cause to be paid to Seller the amount of any such excess.
(ii)    If the Aggregate Purchase Price as recalculated pursuant to this Section 3.4(c) is equal to such estimated Aggregate Purchase Price, then no further payment shall be payable by Purchaser or Seller under this Section 3.3(c).
(iii)    If the Aggregate Purchase Price as recalculated pursuant to this Section 3.4(c) is less than such estimated Aggregate Purchase Price, then Seller shall pay or cause to be paid to Purchaser the amount of such deficiency.
(iv)    Any payment made pursuant to this Section 3.4(c) shall be made by wire transfer of immediately available funds no later than three Business Days after the final determination referred to in the first sentence of this Section 3.4(c) and shall be deemed to be adjustments to the Aggregate Purchase Price for all purposes, including Tax purposes.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND TRC
To induce Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser and TRC hereby represent and warrant to Seller and Willbros, jointly and severally, as of the date hereof and as of the Closing Date, as follows:
4.1.    Organization and Standing. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. Purchaser is not in default under or in violation of its Organizational Documents. TRC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. TRC is not in default under or in violation of its Organizational Documents.

4.2.    Authority; Authorization; Enforceability. Each of Purchaser and TRC has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and under each such other Transaction Document, and to consummate the transactions contemplated by this Agreement and each such other Transaction Document. The execution, delivery and performance by each of Purchaser and TRC of this Agreement and each other Transaction Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser and TRC. This Agreement and each other Transaction Document to which each of Purchaser and TRC is a party is, or upon its execution and delivery will be, a valid and binding obligation of Purchaser and/or TRC, as applicable, enforceable against it in accordance with the terms hereof and thereof, except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity.
4.3.    Noncontravention. Neither the execution, delivery or performance by each of Purchaser and TRC of this Agreement or any other Transaction Document to which it is a party, nor the consummation by Purchaser and TRC of the transactions contemplated hereby or thereby, nor compliance by Purchaser and TRC with any of the provisions hereof or thereof will, with or without the passage of time or the giving of notice or both (a) violate, or result in the violation of, the Organizational Documents or any resolutions adopted by the members, stockholders, board of directors, board of managers, partners or other governing body of Purchaser or TRC; (b) violate any Law, order, judgment, injunction, stipulation, award or decree of any Authority, in each case applicable to Purchaser or TRC or their respective assets or properties; or (c) result in the breach of, or constitute a default or require any consent under, or result in the creation of any Lien upon any property or assets of Purchaser or TRC or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of any obligation pursuant to, any material instrument or agreement to which Purchaser or TRC is a party or by which Purchaser or TRC or their respective properties may be bound or affected, except, in the case of clause (c), where the violation, conflict, breach, default or failure to obtain consent would not reasonably be expected to have a material adverse effect on the ability of Purchaser or TRC to consummate the transactions contemplated by this Agreement.
4.4.    Approvals; Claims or Legal Proceedings. Except for such filings as may be required under the HSR Act and as set forth on Schedule 4.4: (a) no filing with, and no permit, authorization, consent or approval of, any Authority or other Person is necessary for the consummation by Purchaser or TRC of the transactions contemplated hereby; and (b) there are no actions, suits, claims or proceedings which are pending or, to the Knowledge of Purchaser, threatened against Purchaser or TRC, and there are no outstanding orders, judgments, injunctions, stipulations, awards or decrees of any Authority against Purchaser or TRC, or any of their assets or properties, which prohibit or enjoin the consummation of, or adversely affect Purchaser’s or TRC’s ability to timely consummate, the transactions contemplated hereby.
4.5.    Brokers. Neither Purchaser, TRC nor any of their Affiliates has retained, utilized or been represented by any broker or finder, or incurred any liability to any Person for any brokerage fee, finder’s fee, agent’s commission, or similar payment, in connection with the transactions contemplated by this Agreement.
4.6.    Securities Act. Purchaser is acquiring the Securities hereunder solely for the purpose of investment and not with a view to, or in connection with, any distribution thereof in violation of the Securities Act or any applicable state securities Law. Purchaser acknowledges that the Securities are not registered under the Securities Act or any applicable state securities Law, and that the Securities may not be sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.
4.7.    Availability of Funds. Purchaser has, or will have, prior to the Closing, sufficient cash to enable it to pay the full Aggregate Purchase Price and to make the other payments payable at the Closing hereunder, and to make all other necessary payments by it in connection with the transactions contemplated hereby.
4.8    Financing Commitment. Purchaser and TRC have delivered to Seller a true and complete copy of the executed commitment letter, dated as of October 3, 2015 (as amended, modified, or otherwise replaced pursuant to Section 6.4(a), the “Financing Commitment”), pursuant to which the financial institutions identified therein have committed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein to TRC (together with any alternative financing obtained in accordance with Section 6.4(a), the “Financing”).  As of the date of this Agreement, (i) the Financing Commitment has not been amended or modified in any respect adverse to Seller, except, in each case, with the prior written consent of Seller, (ii) no such amendment or modification is contemplated and (iii) none of the commitments contained in the Financing Commitment has been withdrawn, terminated, rescinded or otherwise modified in any respect.  The Financing Commitment is in full force and effect and is a legal, valid and binding obligation of TRC.  There are no side contracts, arrangements or understandings (except for customary fee letters and engagement letters, true and complete copies of which have been provided to Seller, with only fee amounts redacted, none of which redactions would adversely affect the amount, conditionality, enforceability, availability, termination or aggregate principal amount of the Financing) relating to the Financing other than as expressly set forth in the Financing Commitment (as modified by the related fee letter).  The only conditions precedent or other contingencies related to the obligations of the lenders to fund the full amount of the Financing are those expressly set forth in the Financing Commitment.  As of the date of this Agreement and assuming the accuracy of Seller’s representations contained in Article V and Seller’s and Willbros’ compliance with its obligations pursuant to this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of TRC under any term, or a failure of any condition, of the Financing Commitment.  As of the date of this Agreement and assuming the accuracy of Seller’s representations contained in Article V and Seller’s and Willbros’ compliance with its obligations pursuant to this Agreement, TRC does not have any reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Commitment required to be satisfied by it or that any portion of the Financing to be made thereunder will otherwise not be available to TRC on a timely basis to consummate the transactions contemplated by this Agreement.  TRC has fully paid any and all commitment fees or other fees required by the terms of the Financing Commitment to be paid on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.  Subject to satisfaction of the conditions set forth in Section 7.1 and performance by Seller of its obligations under this Agreement: the proceeds from the Financing will provide Purchaser with funds, together with funds on hand, at the Closing, sufficient for Purchaser to satisfy all of Purchaser’s obligations under this Agreement, including the obligations under Article III, and to effect the Closing on the terms contemplated hereby.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF SELLER AND WILLBROS
To induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller and Willbros hereby represent and warrant to Purchaser and TRC, jointly and severally, as of the date hereof and as of the Closing Date, as follows:
5.1.    Incorporation, Organization and Standing. Each Company and Company Subsidiary is duly organized or incorporated, as applicable, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation. Each of Seller and Willbros is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.
5.2.    Authority to Conduct Business. Each Company and Company Subsidiary has the requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its properties and to conduct its business in the manner in which it is now conducted and each Company and Company Subsidiary is duly licensed or qualified to do business as a foreign entity in each jurisdiction in which the nature of its properties and assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be duly licensed or qualified to do business as a foreign entity would not reasonably be expected to have a Material Adverse Effect.
5.3.    Organizational Documents. Copies of the Organizational Documents of the Companies and the Company Subsidiaries and all amendments thereto as in effect on the date hereof have been delivered to Purchaser prior to the date hereof and are complete and correct as of the date hereof. None of the Companies nor any Company Subsidiary is in default under or in violation of its Organizational Documents.
5.4.    Authority; Authorization; Enforceability. Each of Seller and Willbros has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and under each such other Transaction Document, and to consummate the transactions contemplated by this Agreement and each such other Transaction Document. The execution, delivery and performance by each of Seller and Willbros of this Agreement and each other Transaction Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (i) have been duly and validly authorized by all necessary corporate action on the part of Seller and Willbros and (ii) will not require approval of the stockholders of Seller or Willbros. This Agreement and each such other Transaction Document to which Seller or Willbros is a party is, or upon its execution and delivery will be, a valid and binding obligation of Seller and/or Willbros, as applicable, enforceable against it in accordance with the terms hereof and thereof, except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity.
5.5.    Noncontravention. Except as set forth on Schedule 5.5, neither the execution, delivery or performance by each of Seller and Willbros of this Agreement or any other Transaction Document to which it is a party, nor the consummation by Seller and Willbros of the transactions contemplated hereby or thereby, nor compliance by Seller and Willbros with any of the provisions hereof or thereof, will, with or without the passage of time or the giving of notice or both (a) violate, or result in the violation of, the Organizational Documents or any resolutions adopted by the stockholders, members, board of directors, board of managers or other governing body of any of the Companies, the Company Subsidiaries or Seller or Willbros, as applicable; (b) violate any Law, order, judgment, injunction, stipulation, award or decree of any Authority, in each case applicable to any of the Companies, the Company Subsidiaries or Seller or Willbros or their respective assets or properties; (c) result in the breach of, or constitute a default or require any consent under, or result in the creation of any Lien upon any property or asset of any of the Companies, the Company Subsidiaries or Seller or Willbros or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of any obligation pursuant to any agreement or instrument to which any of the Companies, the Company Subsidiaries, Seller or Willbros is bound or is a party, or by which any of their respective properties or assets (including the Securities) may be bound or affected, or which would adversely affect the Securities or the ability of Seller to consummate the transactions contemplated hereunder, except, in the case of clause (c), where the violation, conflict, breach, default, failure to obtain consent or Lien would not reasonably be expected to have a Material Adverse Effect.
5.6.    Approvals. Except for such filings as may be required under the HSR Act and as set forth on Schedule 5.6, no filing with, and no permit, authorization, consent or approval of, any Authority or other Person is necessary for the consummation by Seller or Willbros of the transactions contemplated hereby.
5.7.    Brokers. Except for Greenhill & Co., LLC, which has been retained by Willbros and whose fees and expenses will be paid by Seller or Willbros, none of Seller, Willbros, the Companies nor the Company Subsidiaries nor any of their Affiliates has retained, utilized or been represented by any broker or finder, or incurred any liability to any Person for any brokerage fee, finder’s fee, agent’s commission, or similar payment, in connection with the transactions contemplated by this Agreement.
5.8.    Capitalization of the Companies and the Company Subsidiaries.
(a)    The authorized equity interest of Government Services consists solely of 1,000 units, 1,000 of which are issued and outstanding (the “Government Services Interest”). The Government Services Interest constitutes all of the issued and outstanding ownership interest of Government Services. All of the Government Services Interest is duly authorized, validly issued, fully paid and nonassessable and is held beneficially and of record by Seller. Seller has good title to the Government Services Interest, free and clear of all Liens (other than the Liens listed on Schedule 5.8, all of which shall be released of record effective upon the Closing).

(b)    The authorized equity securities of Project Services consist solely of 1,000 units, 1,000 of which are issued and outstanding (the “Project Services Interest”). The Project Services Interest constitutes all of the issued and outstanding ownership interest of Project Services. All of the Project Services Interest is duly authorized, validly issued, fully paid and nonassessable and is held beneficially and of record by Seller. Seller has good title to the Project Services Interest, free and clear of all Liens (other than the Liens listed on Schedule 5.8, all of which shall be released of record effective upon the Closing).

(c)    The authorized equity securities of Willbros Engineers consists solely of 1,000 units, 1,000 of which are issued and outstanding (the “Willbros Engineers Interest”). The Willbros Engineers Interest constitutes all of the issued and outstanding ownership interest of Willbros Engineers. All of the Willbros Engineers Interest is duly authorized, validly issued, fully paid and nonassessable and is held beneficially and of record by Seller. Seller has good title to the Willbros Engineers Interest, free and clear of all Liens (other than the Liens listed on Schedule 5.8, all of which shall be released of record effective upon the Closing).
(d)    The authorized capital stock of EFS consists solely of 300,000 shares of common stock, of which 273,267 shares are issued and outstanding, constituting the Shares. The Shares constitute all of the issued and outstanding shares of the capital stock of EFS. All of the Shares are duly authorized, validly issued, fully paid and nonassessable and are held beneficially and of record by Seller. Seller has good title to the Shares, free and clear of all Liens (other than the Liens listed on Schedule 5.8, all of which shall be released of record effective upon the Closing).
(e)    Schedule 5.8 sets forth the authorized equity securities of the Company Subsidiaries and the number of outstanding equity securities of each. All of the issued and outstanding equity securities of each of the Company Subsidiaries (i) are owned by a Company or Company Subsidiary as set forth on Schedule 5.8, free and clear of all Liens other than Permitted Liens (other than the Liens listed on Schedule 5.8, all of which shall be released of record effective upon the Closing) and (ii) are duly authorized and validly issued, and fully paid and nonassessable.
(f)    Schedule 5.8 also sets forth the authorized equity securities of WBA and the number of outstanding equity securities of each. All of the issued and outstanding equity securities of WBA (i) are owned by the Persons identified as the owners thereof as set forth on Schedule 5.8, free and clear of all Liens other than Permitted Liens (other than the Liens listed on Schedule 5.8, all of which shall be released of record effective upon the Closing) and (ii) are duly authorized and validly issued, and fully paid and nonassessable.
5.9.    Rights; Warrants or Options. Except for this Agreement, there are no outstanding subscriptions, warrants, options or other agreements or rights of any kind to purchase or otherwise receive or be issued, or securities or obligations of any kind convertible into, any shares of capital stock or any other equity security of any of the Companies or the Company Subsidiaries. There is no outstanding contract or other agreement of Seller, any of the Companies, any Company Subsidiary or any other Person to purchase, redeem or otherwise acquire any outstanding shares of the capital stock or any other equity security of any of the Companies or the Company Subsidiaries, or securities or obligations of any kind convertible into any shares of the capital stock or other equity security of the Companies or the Company Subsidiaries. There are no outstanding or authorized stock appreciation rights, phantom stock awards, stock plans, rights linked in any way to the value of the capital stock or other equity securities of the Companies or the Company Subsidiaries, or similar rights with respect to the shares of capital stock or other equity securities of the Companies or the Company Subsidiaries.
5.10.    Financial Statements and Records.
(a)    Seller has delivered the following financial statements as set forth on Schedule 5.10 to Purchaser (the “Financial Statements”): (a) the unaudited condensed consolidated balance sheet of the Companies and the Company Subsidiaries referred to therein as of December 31, 2014, and the related unaudited condensed consolidated statement of income of the Companies and the Company Subsidiaries referred to therein for the year then ended; and (b) the unaudited condensed consolidated balance sheet of the Companies and the Company Subsidiaries as of August 31, 2015 (the “Most Recent Balance Sheet”), and the related unaudited condensed consolidated statement of income of the Companies and the Company Subsidiaries for the eight months then ended (such statement of income, together with the Most Recent Balance Sheet, the “Interim Financial Statements”). (x) Each of the Financial Statements has been prepared in accordance with GAAP applied on a basis consistent with prior periods (except as may be indicated in any notes thereto); (y) each of the balance sheets included in the Financial Statements fairly presents in all material respects the consolidated financial condition of the Companies and the Company Subsidiaries as of its respective date; and (z) each of the statements of income included in the Financial Statements fairly presents in all material respects the results of operations of the Companies and the Company Subsidiaries for the period covered thereby; provided, however, that the Interim Financial Statements are subject to normal year‑end adjustments.
(b)    Seller has delivered to Purchaser the books of account, minute books, stock record books, and other records of the Companies, which are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of the Companies contain accurate and complete records of all meetings held of and corporate or company actions taken by the stockholders, members, or directors of the Companies, as applicable.
5.11.    Undisclosed Liabilities. The Companies and the Company Subsidiaries do not have any liabilities except for (a) liabilities in the aggregate adequately disclosed, provided for, reflected in, reserved against or otherwise described in the Financial Statements (or in any notes thereto) (b) liabilities under the executory portion of any contracts, leases, and licenses (other than liabilities arising from breaches or non-performance thereof), (c) liabilities referred to on Schedule 5.11, (c) liabilities which have arisen in the Ordinary Course of Business since the date of the Most Recent

Balance Sheet, none of which individually or in the aggregate are material, (d) liabilities under this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby, and (e) other liabilities which would not have been required to be disclosed, provided for, reflected in, reserved against or otherwise described in the Financial Statements or in any notes thereto in accordance with GAAP.
5.12.    Tangible Personal Property. Except as set forth on Schedule 5.12, all of the tangible personal property included on the Most Recent Balance Sheet and which is used in and necessary for the operation of the business of the Companies or the Company Subsidiaries is either (a) owned by one of the Companies or Company Subsidiaries, or (b) leased pursuant to valid leasehold interests, in each case free and clear of any Liens, other than Permitted Liens.
5.13.    Real Property. None of the Companies nor any Company Subsidiary owns any real property. Schedule 5.13 sets forth a list of all real property and interests in real property that are leased or subleased to the Companies or the Company Subsidiaries pursuant to a written lease (the “Leased Real Property”). Except as otherwise set forth on Schedule 5.13, with respect to the Leased Real Property:
(a)    each lease or sublease of Leased Real Property and any assignment thereof pursuant to which any Company or Company Subsidiary leases any Leased Real Property (each, a “Realty Lease”) is a valid and binding obligation of the applicable Company or Company Subsidiary and to the Knowledge of the Company, each other party thereto, and is enforceable against such Company or Company Subsidiary, as the case may be, and the other parties thereto, in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity);
(b)    none of the Companies, the Company Subsidiaries nor, to the Knowledge of Seller, any other party to any Realty Lease, is in breach or default under such Realty Lease, and no event has occurred that, with or without notice or lapse of time or both would result in a breach or default under such Realty Lease, except for (i) such defaults and events as to which requisite waivers or consents have been obtained, and (ii) breaches or defaults which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect;
(c)    no such Realty Lease requires the consent of any landlord or sublandlord as a result of the transactions contemplated by this Agreement; and
(d)    to the Knowledge of Seller, no property subject to any Realty Lease is subject to any order to be sold, condemned, expropriated or otherwise taken by any Authority.
5.14.    Intellectual Property.
(a)    Schedule 5.14(a) lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned by the Companies or the Company Subsidiaries. Except as set forth in Schedule 5.14(a), the Companies and the Company Subsidiaries own or have the right to use all Intellectual Property necessary to conduct their businesses as currently conducted (the “Company Intellectual Property”).
(b)    Except as set forth in Schedule 5.14(b), to Seller’s Knowledge: (i) the Company Intellectual Property licensed or used by the Companies or the Company Subsidiaries and the Companies’ and the Company Subsidiaries’ conduct of their businesses as currently conducted do not infringe, misappropriate or otherwise violate, and have not infringed, misappropriated or otherwise violated, the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating, and no Person has previously infringed, violated or misappropriated, any Company Intellectual Property. This Section 5.14 constitutes the sole representation and warranty of Seller under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation by the Companies or the Company Subsidiaries of the Intellectual Property of any other Person.
(c)    Except as set forth in Schedule 5.14(c), none of the Companies or the Company Subsidiaries have received any claim, notice, “cease and desist” letter or offer or invitation to obtain a license or like written correspondence or any threat from any Person (i) alleging or suggesting that the conduct of the business of the Companies or the Company Subsidiaries and the practice of the Company Intellectual Property in connection therewith, infringes or will infringe the Intellectual Property of any Person or (ii) challenging the inventorship, ownership, validity, enforceability, scope, use, right to use, or registrability of any of the Company Intellectual Property.
(d)    Except as set forth in Schedule 5.14(d), none of the Companies or the Company Subsidiaries have (i) transferred ownership of, (ii) granted any license of or right to use, (iii) authorized the retention of any rights to use, or (iv) authorized joint ownership of the Company Intellectual Property.
(e)    All application fees, maintenance fees, annuity fees, renewal fees or other similar payments to any Authority required to maintain the Company Intellectual Property have been timely paid and all necessary documents and certificates in connection with maintaining the Company Intellectual Property have been filed with the relevant Authority for the purpose of maintaining such registrations or applications.
(f)    The Companies and the Company Subsidiaries have taken reasonable measures to maintain, protect, and preserve the security, confidentiality, value and ownership of all material trade secrets and confidential information included in the Company Intellectual Property.
5.15.    Insurance. Schedule 5.15 sets forth a list of all policies of fire, liability, workers’ compensation, property and casualty and other insurance owned or held by or on behalf of the Companies or the Company Subsidiaries for the current period that includes the date hereof under which any of the Companies or the Company Subsidiaries is the primary insured, other than policies and/or insurance related to the Benefit Plans (the “Insurance Policies”). All of the Insurance Policies

are in full force and effect, the Companies and Company Subsidiaries have paid all premiums due and otherwise complied with the provisions of their respective Insurance Policies, and since the respective dates of the Insurance Policies, no written notice of cancellation or non‑renewal with respect to any such policy has been received by any of the Companies or Company Subsidiaries. Except as set forth on Schedule 5.15 and other than related to the Benefit Plans, none of the Companies or Company Subsidiaries has any self-insurance or co‑insurance programs.
5.16.    Labor Matters.
(a)    Except as set forth on Schedule 5.16, the Companies and the Company Subsidiaries are in compliance in all material respects with all Laws pertaining to employees or employment matters, including all such Laws relating to wages, hours, discrimination, sexual harassment, civil rights, safety and health, workers’ compensation and the collection and payment or withholding of Social Security Taxes and similar Taxes.
(b)    Except as set forth on Schedule 5.16, none of the Companies or Company Subsidiaries is party to any collective bargaining agreement or other labor union contract applicable to any of its employees, and there are no strikes, slowdowns, work stoppages, lockouts or, to the Knowledge of Seller, threats thereof by or with respect to any such employees.
(c)    No employee or director of any of the Companies or Company Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement that in any way adversely affects or will affect (i) the performance of his or her duties as an employee or director of the applicable Company or Company Subsidiary, or (ii) the ability of any of the Companies or Company Subsidiaries to conduct their businesses. To the Knowledge of Seller, except as set forth on Schedule 5.16, no director, officer, or other employee of any of the Companies or the Company Subsidiaries intends to terminate his or her employment with the applicable Company or Company Subsidiary.
(d)    Seller has provided to Purchaser a list of all current employees of the Companies and the Company Subsidiaries (“Company Personnel”), including for each, to the extent applicable: name; position; FLSA designation (for employees); work location; start date; current compensation; wage arrangements; fringe benefits (other than those applicable to all employees); full-time or part-time status, including for part-time employees hours worked since January 1, 2015. Seller has also provided to Purchaser a list of all employees whose employment has been terminated within 90 calendar days preceding the date hereof. Such list will indicate the employee’s name, site of employment, position or job title, starting date of employment, and date of employment loss, termination or layoff. Such lists provided for in this Section 5.16(d) shall be updated from time to time by Seller to reflect departures and other changes to the Company Personnel between the date of this Agreement and the Closing Date, subject to compliance with Section 6.1.
5.17.    Permits; Compliance With Law. Except as set forth on Schedule 5.17, to the Knowledge of Seller, the Companies and the Company Subsidiaries hold, and are in compliance in all material respects with all Permits and are not in material violation of any Law. No event has occurred or circumstance exists that (with our without notice or lapse of time) may constitute or result in a material violation by any Company or Company Subsidiary of any Law. No Company or Company Subsidiary has received any notice or other communication from any Authority or Person regarding an actual, alleged, or potential violation of any Law. The representations and warranties set forth in this Section 5.17 do not apply to compliance with Environmental, Health and Safety Laws (including holding of or compliance with any Permits required under such Laws), which matters are covered under Section 5.21, or compliance with ERISA or other Laws related to employment or labor matters, which matters are covered by Sections 5.16 and 5.19.
5.18.    Litigation. Schedule 5.18 sets forth a list of (a) all actions, suits, claims and proceedings which are pending by or before any Authority or, to the Knowledge of Seller, threatened against any of the Companies or Company Subsidiaries or relating to its business, properties, or assets, and (b) all outstanding orders, judgments, injunctions, stipulations, awards or decrees of any Authority naming any of the Companies or Company Subsidiaries or relating to its business, properties, or assets. There are no actions, suits, claims or proceedings which are pending by or before any Authority or, to the Knowledge of Seller, threatened against any of the Companies or Company Subsidiaries, and there are no outstanding orders, judgments, injunctions, stipulations, awards, decrees, or, to the Knowledge of Seller, inquiries, or investigations of any Authority against Seller or any of the Companies or Company Subsidiaries, or any of their respective assets or properties, in any such case which prohibit or enjoin, or seek to prohibit or enjoin, the consummation of the transactions contemplated hereby or that otherwise relate to or may affect the business of or any of the assets or properties owned or used by any of the Companies or the Company Subsidiaries. The representations and warranties set forth in this Section 5.18 do not apply to intellectual property matters, which matters are covered by Section 5.14, employee benefits matters, which matters are covered by Section 5.19, or Tax matters, which matters are covered by Section 5.20.
5.19.    Employee Benefit Plans; ERISA.
(a)    Except as set forth on Schedule 5.19(a), none of the Companies nor Hammer U.S. sponsors, maintains, contributes to or has any obligation to contribute to, any employee benefit plan within the meaning of section 3(3) of ERISA (an “ERISA Plan”), or any other retirement, profit sharing, stock option, stock bonus or deferred compensation, severance, employment, consulting, separation, change in control, sick leave or other material plan or arrangement providing benefits to current or former employees, officers or directors, in each case whether or not terminated, of the Companies or Hammer U.S. (a “Non-ERISA Plan”). All ERISA Plans and Non-ERISA Plans (collectively “Benefit Plans”) are listed on Schedule 5.19(a) and, except as set forth on Schedule 5.19(a), to the Knowledge of Seller, are being maintained and operated in all material respects in accordance with all Laws applicable to such plans and the terms and conditions of the respective plan documents.
(b)    The IRS has issued a favorable determination letter or opinion letter with respect to each ERISA Plan that is intended to be a “qualified plan” within the meaning of section 401(a) of the Code, on which the Companies are entitled to rely, and there are no facts or circumstances that could reasonably be expected to cause the loss of such favorable qualification or the imposition of material liability. All assets of any Benefit Plan consist of cash or actively traded securities. Except as set forth on Schedule 5.19(b), (i) no ERISA Plan is subject to Title IV or section 302 of ERISA or section 412 of the Code, and (ii) neither the Companies nor Hammer U.S. has any liability with respect to such a plan. Except as set forth in Schedule 5.19(b), no ERISA Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of section 4063 of ERISA. Except as set forth in Schedule 5.19(b) and except for continuation coverage as required by section 4980(B) of the Code or by applicable state insurance Laws, no Benefit Plan provides life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof. Hammer U.S. has never had any employees.
(c)    None of the Companies or the Company Subsidiaries has engaged in a non-exempt “prohibited transaction” within the meaning of section 406 of ERISA or section 4975 of the Code, and to the Knowledge of Seller, no “prohibited transaction,” within the meaning of section 406 of ERISA or section 4975 of the Code, has occurred with respect to any Benefit Plan that would result in a material liability to any of the Companies or the Company Subsidiaries under section 406 of ERISA or section 4975 of the Code. Except as set forth on Schedule 5.19(c), none of the Companies or the Company Subsidiaries, their Affiliates or any Company Personnel, and, to the Knowledge of Seller, no other fiduciary (within the meaning of Section 3(21) of ERISA, has breached his or her fiduciary duty with respect to a Benefit Plan or otherwise has any material liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Benefit Plan.
(d)    Except as set forth on Schedule 5.19(d), all contributions (including all employer contributions and employee salary reduction contributions, if any) which are due have been made or will be made within the time period prescribed by ERISA to each ERISA Plan which is an employee pension benefit plan (within the meaning of section 3(2) of ERISA).
(e)    Except as set forth on Schedule 5.19(e), the Companies or the Company Subsidiaries, as applicable, may terminate or amend any Benefit Plan which the Companies or the Company Subsidiaries sponsor, if any, at any time in its sole discretion, without incurring any material liability other than with respect to benefits that have already accrued under a retirement plan and ordinary administrative expenses incurred with respect to a plan termination.
(f)    Except as set forth on Schedule 5.19(f), no actions, suits, claims or proceedings with respect to the assets of any Benefit Plan (other than routine claims for benefits) are pending or, to the Knowledge of Seller, threatened by or before any Authority, and to the Knowledge of Seller there are no facts that reasonably would be expected to give rise to any actions, suits, or claims against any Benefit Plan, any fiduciary with respect to a Benefit Plan, or the assets of a Benefit Plan (other than routine claims for benefits).
(g)    Except as set forth on Schedule 5.19(g), neither the execution and delivery of this Agreement or the Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event): (i) result in any payment becoming due, or increase the amount of any compensation due to any Company Personnel, in each case from any Company or Company Subsidiary; (ii) increase any benefits under any Benefit Plan; (iii) result in the acceleration of the payment or vesting of any compensation or benefits payable or provided by the Companies or the Company Subsidiaries; (iv) result in the triggering or imposition of any restrictions or limitations on any Company’s or Company Subsidiary’s right to amend or terminate any Benefit Plan; or (v) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other taxes that might be owed with respect to such payment or benefit.
(h)    No stock options or stock appreciation right granted by any Company, Company Subsidiary, or any Affiliate thereof, if any, has (or, if already terminated, had) an exercise price that is or was less than the fair market value of the underlying stock as of the date such option or right was granted, or is otherwise subject to Section 409A of the Code. Each Benefit Plan which is a “deferred compensation” plan, within the meaning of Section 409A of the Code, has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom. None of the Companies or the Company Subsidiaries are a party to or have any obligation under any Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.
(i)    To the Knowledge of Seller, each individual who has been classified by any of the Companies or Company Subsidiaries as a non-employee (such as an independent contractor, leased employee, or consultant) has been properly classified under applicable Law, and no such individual shall have a claim against any of the Companies or Company Subsidiaries for eligibility to participate in any Benefit Plans if such individual is later reclassified as an employee. No employee of any of the Companies or Company Subsidiaries is a “leased employee” within the meaning of Section 414(n) of the Code.
(j)    For each Benefit Plan, Seller has made available to Purchaser (1) a true, complete and correct copy of each such Benefit Plan document or a written summary of any unwritten Benefit Plan, (2) the most recent annual report (Form 5500) filed with the IRS with respect to each such applicable Benefit Plan, (3) the summary plan description (if required), as modified by any summaries of material modifications, and (4) the three most recent determinations, opinions, or advisory letters for any Benefit Plan intended to be qualified under Section 401(a) of the Code and (z) any correspondence with any Authority regarding any Benefit Plans. No Benefit Plan is subject to the Laws of any jurisdiction outside of the United States or provides compensation or benefits to any Company Personnel that are subject to the Laws of any jurisdiction outside of the United States.
5.20.    Tax Matters. Except as set forth on Schedule 5.20:
(a)    All income and other Returns required to be filed with respect to the Companies and the Company Subsidiaries for all Tax Periods ending prior to the date hereof have been or will be duly and timely (within any applicable extension periods) filed with the appropriate Authorities in all jurisdictions in which such Returns are required to be filed. All Taxes that are due and payable for which any of the Companies or Company Subsidiaries is liable, including any applicable sales taxes with respect to sales of products, have been timely paid. The Companies and the Company Subsidiaries have set up adequate reserves for the payment of all Taxes not yet due and payable that adequately cover all Tax Periods ending on or prior to the date hereof. All Taxes that the Companies or the Company Subsidiaries are required by Law to withhold or collect have been duly and timely withheld or collected and have been timely paid over to the appropriate Tax Authority to the extent due and payable.
(b)    There is no material dispute or claim pending or, to the Knowledge of Seller, threatened against any Company or Company Subsidiary by any Authority for any alleged deficiency in Taxes.
(c)    None of the Companies or the Company Subsidiaries has (i) executed a waiver or consent extending any statute of limitations for the assessment or collection of any Taxes which remains outstanding, (ii) applied for a ruling relative to Taxes, or (iii) entered into a closing agreement with any Tax Authority.
(d)    None of the Returns of any of the Companies or Company Subsidiaries is currently being examined by the IRS or relevant Tax Authorities. There are no examinations or other administrative or court proceedings relating to Taxes in progress or pending with respect to which any of the Companies or Company Subsidiaries has received written notice.
(e)    None of the Companies or the Company Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes. None of the Companies or the Company Subsidiaries is liable for the Taxes of any other Person (except for Tax liabilities of any member of the Affiliated Group of which the Companies and the Company Subsidiaries are members).
(f)    No payment made or to be made to any current or former employee or director of any of the Companies or Company Subsidiaries by reason of the transactions contemplated hereby will constitute an “excess parachute payment” within the meaning of section 280G of the Code.
(g)    None of the Companies or the Company Subsidiaries is or has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the period specified in section 897(c)(1)(A)(ii) of the Code.
(h)    Each Company Subsidiary that is incorporated in a jurisdiction in which VAT is imposed is registered for VAT in such jurisdiction, has materially complied with all Laws in respect of any value added or similar tax on consumption, maintains full and accurate records, and, to Seller’s Knowledge, has never been subject to any material interest, forfeiture, surcharge or penalty. None of the Companies or Company Subsidiaries is a member of a group or consolidation with any other Person for purposes of VAT. None of the Companies or Company Subsidiaries is subject to adjustment under section 482 of the Code or similar provision of Law relating to Taxes.
(i)    None of the Companies or the Company Subsidiaries has entered into a transaction under which gain or income has been realized but the taxation of such gain has been deferred under any provision of applicable Law or by agreement with any Authority (including an installment sale, a deferred intercompany transaction, any prepaid amount received on or prior to the Financial Closing, any election made under Section 108(i) of the Code, or a gain recognition agreement), or a transaction under which previously utilized Tax losses or credits may be recaptured (including a dual consolidated loss or an excess loss account). None of the Companies or Company Subsidiaries has agreed, nor is any such party required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or comparable provision of state, foreign or local Law).
(j)    None of the Companies or Company Subsidiaries have distributed stock of another entity, and none of the Companies or Company Subsidiaries has had its stock distributed by another entity, in a distribution that was purported or intended to be governed by Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(k)    None of the Companies or Company Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.
(l)    None of the Companies or Company Subsidiaries other than Hammer U.S. have elected to be classified as other than their default classification for federal income tax purposes.
5.21.    Environmental, Health and Safety Matters. Except as set forth on Schedule 5.21:
(a)    The Companies and the Company Subsidiaries are, and during the past five years have been, in compliance in all material respects with all Environmental, Health and Safety Laws. The Companies and the Company Subsidiaries hold and are in compliance in all material respects with all Permits required to be held by them under Environmental, Health and Safety Laws.
(b)    None of the Companies or the Company Subsidiaries has received any notice or other assertion from any third party, including any Authority, that such Company or Company Subsidiary has been identified by the United States Environmental Protection Agency as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B.
(c)    None of the Companies or Company Subsidiaries has released, and to the Knowledge of the Seller, there have been no releases of, any Materials of Environmental Concern at or from any Leased Real Property or any other real property currently or formerly owned or used by any of the Companies or the Company Subsidiaries.
(d)    No underground storage tanks are located on the Leased Real Property that (i) contain or previously contained any Materials of Environmental Concern and (ii) are owned or operated by any of the Companies or Company Subsidiaries.

(e)    To the Knowledge of Seller, there are no conditions on any Leased Real Property for which the Companies or the Company Subsidiaries have an obligation to undertake any investigation, cleanup or remedial action pursuant to Environmental, Health and Safety Laws.
(f)    None of Seller, the Companies, or the Company Subsidiaries have basis to expect any alleged, actual or potential violation or failure to comply with any Environmental, Health and Safety Laws or of any alleged, actual, or potential obligation to undertake or bear the cost of any liabilities in connection with the alleged, actual, or potential violation of any Environmental, Health and Safety Laws.
(g)    Seller has provided Purchaser with copies of all Phase I, Phase II, and similar environmental reports (and the most recent drafts thereof) in its possession regarding any Leased Real Property or other real property currently or formerly owned by any of the Companies or the Company Subsidiaries
5.22.    Material Contracts. Schedule 5.22 sets forth a list of all Material Contracts. Except as set forth on Schedule 5.22: (a) each Material Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto, and to the Knowledge of Seller, each other party thereto, enforceable against such Company or Company Subsidiary party thereto and each other party thereto in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity), and (b) none of the Companies, the Company Subsidiaries or, to the Knowledge of Seller, any other party to any Material Contract is in breach or default under any Material Contract in any material respect and no event has occurred that, with or without notice or lapse of time or both, would result in a breach of default under any Material Contract in any material respect.
5.23.    Transactions With Affiliates. Except as set forth on Schedule 5.23, none of the Companies or Company Subsidiaries is party to any agreement with Seller, any Affiliate of Seller, or any officer, director, stockholder of Seller which will extend beyond the Closing, except for (a) normal advances to employees of the Companies or the Company Subsidiaries consistent with past practice, (b) payment of compensation for employment or reimbursement of expenses to employees of the Companies or the Company Subsidiaries consistent with past practice, (c) participation in the Benefit Plans by employees, (d) “at will” employment agreements with employees of the Companies or the Company Subsidaries, and (e) transactions or agreements entirely between or among any of the Companies and/or Company Subsidiaries.
5.24.    Major Customers and Suppliers. Schedule 5.24 contains a complete and correct list of (a) the 10 largest customers of the Companies and the Company Subsidiaries as a whole (based on volume in dollars of sales for calendar year 2014), together with the volume in dollars of sales made to such customers for such periods, and (b) the 10 largest suppliers to the Companies and the Company Subsidiaries as a whole (based on volume in dollars of purchases for calendar year 2014), together with the volume in dollars of purchases made from such suppliers for such periods. Except as set forth on Schedule 5.24, none of the Companies or Company Subsidiaries has received written notice, or the Knowledge of Seller, any other notice, from any such customer or supplier stating that such customer or supplier intends to cease purchasing from, or selling to, such Company or Company Subsidiary or materially alter the amount of such purchases or sales.
5.25.    Absence of Changes. Except as otherwise contemplated by this Agreement or set forth on Schedule 5.25, since the date of the Most Recent Balance Sheet, the Companies and the Company Subsidiaries have conducted their businesses and operations only in the Ordinary Course of Business and the Companies and the Company Subsidiaries have not taken any action that would be prohibited (without the consent of Purchaser) under Section 6.2. Since the date of the Most Recent Balance Sheet, there has not been a Material Adverse Effect or any change, state of facts, circumstance, event, condition, development, occurrence or effect that would reasonably be expected to have a Material Adverse Effect.
5.26.    FCPA. None of the Companies or the Company Subsidiaries, nor any of their Representatives acting on their behalf, has directly or indirectly violated the U.S. Foreign Corrupt Practices Act and corresponding foreign laws. Without limiting the foregoing, except as set forth on Schedule 5.26, the Companies and the Company Subsidiaries: (a) have not engaged agents, consultants, distributors or third party intermediaries to assist in the Business; (b) do not have any employees, agents, consultants or distributors who hold any foreign government positions or serve on any boards of directors of foreign government-owned entities; (c) have not been the subject of any bribery, money laundering or anti-kickback investigation by any Authority; (d) have not received notice of any allegations of, or conducted an internal investigation regarding allegations of, impropriety involving bribery, money laundering or anti-kickback laws; (e) have not provided or promised anything of value, including hospitality, entertainment, gifts or trinkets to any Foreign Official; (f) have not paid or promised to pay a Foreign Official’s travel expenses; (g) have not engaged or attempted to engage a Foreign Official to provide services to or for the Companies or the Company Subsidiaries; (h) have not made or promised to make any charitable, social or political contributions in any of the foreign countries in which any Company or Company Subsidiary operates; and (i) have not received from any foreign Authority any grants, tax benefits, rulings or orders relating to the Business.
5.27.    Export Compliance. None of the Companies or the Company Subsidiaries, nor any of their Representatives acting on their behalf, has directly or indirectly violated any export control, strategic goods, defense security, asset control, embargo or antiboycott laws of the United States or any foreign country or the United Nations. Without limiting the foregoing, except as set forth on Schedule 5.27, the Companies and the Company Subsidiaries:
(a)    do not hold any export control, strategic goods or embargo license, agreement, permit, approval or other authorization issued by the U.S. Government or any foreign Authority;
(b)    are not registered under any munitions, defense or export-related government regime, including the International Traffic in Arms Regulations;
(c)     do not have any facility that has been granted a security permit or other clearance for the protection of classified, secret or other sensitive data either in the United

States or any other country and none of the employees of the Companies or the Company Subsidiaries hold such a security permit or other clearance;
(d)     do not hold any U.S. or foreign government contract or subcontract, or otherwise sell product that has been designed, produced or modified for military end-uses or end-users, for nuclear power or weapons, for chemical or biological weapons, or for missile or unmanned air vehicles;
(e)     have not engaged in any transaction, direct or indirect, during the last five years with any country that is subject to a United States, United Nations or other embargo or trade sanctions regime;
(f)    have not been notified of any violation of any United States, foreign or United Nations export control, strategic goods, asset control, embargo or antiboycott laws during the past five years;
(g)     to the Knowledge of Seller, have not ever been the subject of any investigation or inquiry by any Authority relating to the export control, strategic goods, defense security, asset control, embargo or antiboycott laws of the United States or any foreign country or the United Nations; and
(h)    have not received notice of any allegation of, or ever conducted an internal investigation involving allegations of violations of, export control, strategic goods, defense security, asset control, embargo or antiboycott laws of the United States or any foreign country or the United Nations.
5.28.     Absence of Indebtedness. The Companies and the Company Subsidiaries do not have any Indebtedness.
5.29.    Solvency.    Immediately after giving effect to the transactions contemplated by this Agreement, each of Willbros, Seller and their respective Affiliates will be Solvent.

ARTICLE VI.
PRE-CLOSING COVENANTS
6.1.    Access to Certain Parties. Neither Purchaser, any of its Affiliates or any of their respective Representatives shall contact any suppliers to, customers of, or employees or directors or managers, as applicable, of, the Companies or the Company Subsidiaries in connection with or pertaining to any subject matter of this Agreement.
6.2.    Pre-Closing Activities.
(a)    From the date hereof to the Closing Date, Seller and Willbros shall cause the Companies and the Company Subsidiaries to (i) conduct the Business in the Ordinary Course of Business, (ii) use commercially reasonable efforts to keep their respective physical assets in good working condition, to preserve, maintain the value of, renew, extend, protect the confidential nature of and legal protections applicable to and keep in full force and effect all material Company Intellectual Property and to maintain good working relationships with the Companies’ and the Company Subsidiaries’ lessors, lessees, licensors, licensees, employees, contractors, distributors, developers, vendors, clients, customers, suppliers or other Persons having a material business relationship with the Companies or the Company Subsidiaries, (iii) maintain insurance for the Companies and the Company Subsidiaries that is consistent with the Insurance Policies; and (iv) comply in all material respects with all applicable Laws and obligations under any contracts or agreements of the Companies and the Company Subsidiaries. Without limiting the foregoing, except as otherwise permitted or required by this Agreement or as set forth on Schedule 6.2, prior to the Closing Date, Seller and Willbros shall cause the Companies and the Company Subsidiaries not to:
(i)    issue or grant any equity securities or any subscriptions, warrants, options or other agreements or rights of any kind whatsoever to purchase or otherwise receive or be issued any equity securities or any securities or obligations of any kind convertible into, or exercisable or exchangeable for, any equity securities of a Company or Company Subsidiary;
(ii)    effect any recapitalization, reclassification, stock split or like change in the capitalization of any of the Companies or Company Subsidiaries;
(iii)    amend the Organizational Documents of any of the Companies or Company Subsidiaries;
(iv)    grant any increase in the compensation of any officer, director or manager of any of the Companies or the Company Subsidiaries or make any increase in the compensation of employees of any of the Companies or the Company Subsidiaries outside the Ordinary Course of Business, except as required by any contract or agreement existing on the date hereof, (ii) grant any bonus to any employee, director, manager or consultant of any of the Companies or Company Subsidiaries, except as required by any contract or agreement (including any Benefit Plan) existing on the date hereof, or (iii) enter into any retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other employee benefit plan for the benefit of the officers, directors, managers and/or employees of the Companies or the Company Subsidiaries;
(v)    subject any of the properties or assets (whether tangible or intangible) of the Companies or the Company Subsidiaries to any Lien other than Permitted Liens;
(vi)    acquire any properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of the properties or assets of the Companies or the Company Subsidiaries except sales of assets having a value of less than or equal to $50,000 for any individual transaction or $250,000 for all transactions in the aggregate;
(vii)    enter into any commitment for capital expenditures of any of the Companies or the Company Subsidiaries in excess of $100,000 for any individual commitment and $250,000 for all commitments in the aggregate;

(viii)    enter into any contract or commitment which restricts the ability of any of the Companies or Company Subsidiaries to compete with, or conduct, any business or line of business in any geographic area;
(ix)    waive or consent to any extension of any limitation or assessment period or statute of limitations with respect to the assessment or collection of Taxes, make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of material Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with respect to a Tax, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;
(x)    declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any capital stock or equity interest of the Companies or the Company Subsidiaries;
(xi)    purchase, redeem or otherwise acquire any shares of capital stock or equity interest of the Companies or the Company Subsidiaries, or any option, warrant, call or right relating to such shares or equity interest;
(xii)    create, incur or assume any Indebtedness, or issue or sell, or amend, modify or change any term of, any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Companies or the Company Subsidiaries, (ii) guarantee or endorse any Indebtedness of another Person, (iii) make any loans, advances or capital contributions to, or investments in, any Person other than the Companies or the Company Subsidiaries, (iv) enter into any “keep well” or other contract or agreement to maintain any financial statement condition of another Person or (v) enter into any contract or agreement having the economic effect of any of the foregoing;
(xiii)    knowingly waive, release or assign any material rights or claims under, or modify, amend or terminate any Material Contract (in each case, except in the Ordinary Course of Business or as contemplated by this Agreement);
(xiv)    pay, discharge, settle or satisfy any action, suit, claim proceeding, or Indebtedness, other than in the Ordinary Course of Business;
(xv)    commence, participate or agree to commence or participate in any plan or arrangement for the complete or partial dissolution, liquidation, merger, consolidation, restructuring, recapitalization, or other reorganization of a Company or Company Subsidiary (other than the transactions contemplated by this Agreement), including any bankruptcy, winding up, examinership, insolvency or similar proceeding;
(xvi)    create or have any Subsidiary of a Company or Company Subsidiary, other than the Company Subsidiaries; or
(xvii)    agree or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Section 6.2 shall require Seller and Willbros to prohibit any of the Companies or Company Subsidiaries from taking any action or omitting to take any action as required or as contemplated by this Agreement or otherwise approved in writing by Purchaser, which approval will not be unreasonably withheld.
(b)    Seller and Willbros shall not make any proposals to current or prospective customers relating to identification, surveys or remediation of stray voltage conditions using a device that is the subject of the Power Survey Proceedings or any other rotating electric field sensor or any similar device unless such proposal is approved by Purchaser. Purchaser shall advise Seller and Willbros promptly following receipt of notice that Seller or Willbros intends to make such a proposal whether Purchaser approves such proposal.
6.3.    Efforts to Consummate; Authorizations and Other Third Party Consents. Each of Purchaser and Seller and Willbros shall use its commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, all lawful and reasonable things within such party’s control necessary to fulfill the conditions precedent to the obligations of the other party hereunder and to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing: (a) Seller and Willbros shall, and cause the Companies and the Company Subsidiaries to, use commercially reasonable efforts to obtain those third party consents set forth on Schedules 5.5 and 5.13 and (b) Seller and Willbros shall, and shall cause the Companies and the Company Subsidiaries to, give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of Authorities as set forth on Schedule 5.6. If required by the HSR Act, each party hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as soon as practicable and advisable after the date hereof, but in any event no later than 10 days after the date hereof, and to supply as promptly as practicable to the appropriate Authority any additional information and documentary material that may be requested pursuant to the HSR Act. Purchaser shall pay its own legal fees and expenses incurred in connection with the filing of its HSR Act report. Purchaser shall also pay all filing fees incurred in connection with the filing of Purchaser’s HSR Act report and Willbros’ HSR Act report. Nothing in this Agreement shall be construed as an attempt or an agreement by Seller or Willbros to cause any of the Companies or Company Subsidiaries to assign or cause the assignment of any contract or agreement which is by Law non-assignable without the consent of the other party or parties thereto, unless such consent shall have been given. In no event shall “commercially reasonable efforts” be deemed to require the payment of any cash or other consideration by any of the Companies, the Company Subsidiaries or Seller.
6.4.    Financing Cooperation.
(a)    Each of Purchaser and TRC shall use its commercially reasonable efforts to obtain the Financing on the terms and conditions (including any “flex” provisions) set forth in the Financing Commitment, including using its commercially reasonable efforts to (i) maintain in effect the Financing Commitment and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Financing

Commitment (the “Definitive Financing Documentation”), (ii) negotiate and enter into the Definitive Financing Documentation on the terms and conditions (including any “flex” provisions) that are not materially less favorable, in the aggregate, to Seller than those contained in the Financing Commitments and, upon execution thereof, deliver correct and complete copies thereof to Seller, (iii) satisfy on a timely basis all conditions applicable to TRC set forth therein that are within its control, (iv) consummate the Financing contemplated by the Financing Commitment at or prior to the Closing, including using its commercially reasonable efforts to take actions (which may include litigation) to enforce its rights under the Financing Commitment and the Definitive Financing Documentation and to cause the Financing Sources and any other persons providing such Financing to fund the Financing required to consummate the transactions contemplated by this Agreement at the Closing if the conditions thereto are satisfied, and (v) comply in all material respects with its covenants and other obligations under the Financing Commitment and the Definitive Financing Documentation.  In the event that TRC commences an action to seek specific performance to enforce its rights under the Financing Commitment or the Definitive Financing Documentation or cause the Financing Sources to fund the Financing (any such action, a “Financing Action”), Purchaser and TRC shall (x) keep Seller reasonably informed of the status of the Financing Action and (y) at the reasonable request of Seller, make Purchaser’s and TRC’s employees and legal advisors reasonably available to discuss the status of, and material developments with respect to, the Financing Action (subject in all cases to preserving all legal privileges).  In the event that any portion of the Financing becomes unavailable, Purchaser and TRC shall promptly notify Seller and TRC shall use its commercially reasonable efforts to obtain any such portion from alternative sources, on terms that will still enable TRC and Purchaser to consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event.  TRC and Purchaser shall deliver to Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide TRC with any portion of the Financing.  Purchaser and TRC shall use commercially reasonable efforts to refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure or material delay of any of the conditions contained in the Financing Commitment or in any Definitive Financing Documentation.  TRC shall not agree to any amendment, replacement, supplement or other modification of, or waive any of its rights under or terminate, the Financing Commitment or the Definitive Financing Documentation in any manner that is reasonably expected to impair, delay or prevent the funding or Financing described therein or the occurrence of the transactions contemplated by this Agreement, in each case, without Seller’s prior written consent; provided, that TRC may (x) amend, supplement, modify or replace the Financing Commitment and (y) replace all or a portion of the facility committed under the Financing Commitment as in effect as of the date hereof with one or more debt or equity financings in a manner that does not impair, delay or prevent the completion of the transactions contemplated by this Agreement.  Purchaser and TRC shall keep Seller reasonably informed on a current basis of the status of their efforts to arrange, obtain and consummate the Financing.  Purchaser and TRC shall give Seller oral and written notice promptly after Purchaser or TRC becomes aware (i) of the occurrence of any material breach, default or repudiation by any party to the Financing Commitment or Definitive Financing Documentation or of any condition therein being not reasonably being expected to be satisfied, (ii) of the receipt of any written notice or other written communication from any source of Financing with respect to any (A) actual or potential material breach, default, termination or repudiation of any provisions of the Financing Commitment or the Definitive Financing Documentation, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to the Financing Commitment or the Definitive Financing Documentation, (iii) of any termination or material waiver, amendment or other modification of the Financing Commitment or the Definitive Financing Documentation, (iv) that any of the parties to the Financing Commitment no longer intends to provide the Financing, (v) that any portion of the Financing is not available to consummate the transactions contemplated by this Agreement or (vi) the occurrence of any event or development that Purchaser or TRC determines would reasonably be expected to adversely impact the ability of TRC to obtain all or any portion of the Financing contemplated by the Financing Commitment and the Definitive Financing Documentation.  As soon as reasonably practicable, Purchaser and TRC shall provide any information reasonably requested by Seller relating to any circumstance referred to in the immediately preceding sentence.  Each of TRC and Purchaser acknowledges that its obligation to consummate the Transactions is not conditioned upon the availability or consummation of the Financing.
(b)    From the date hereof until the Closing Date, Seller and Willbros shall cause each of the Companies and the Company Subsidiaries and their respective officers, employees and advisors, including legal and accounting, to provide to Purchaser and TRC such reasonable cooperation in connection with the arrangement and syndication of the Financing (or any replacement thereof) as may be reasonably requested by Purchaser and TRC. Such cooperation shall include, without limitation, (i) subject to the last sentence of this paragraph, promptly furnishing to Purchaser and TRC and the Financing Sources with information regarding each of the Companies and the Company Subsidiaries customary for the arrangement of loans contemplated by the Financing, including information to be used in a confidential information memorandum and other marketing and information materials regarding the business, operations and prospects of the Companies and the Company Subsidiaries and the financial statements necessary to satisfy the condition set forth in clause (i)(iii) of Exhibit B of the Commitment Letter (collectively, the “Marketing Material”), (ii) otherwise assisting in syndication efforts, including making senior management of the

Companies available from time to time to attend, and make presentations regarding the business and prospects of the Companies and the Company Subsidiaries, at one or more meetings of prospective lenders, and reasonably cooperating with the marketing efforts of Purchaser and TRC and the Financing Sources, (iii) taking all corporate actions reasonably requested by Purchaser or TRC to permit the consummation of the Financing and to permit the proceeds thereof to be made available to Purchaser at the Closing (provided that no such corporate action shall be effective until Closing), (iv) assisting in preparation of a customary confidential information memorandum and other marketing and information materials relating to the Financing, (vi) assisting in the preparation of, and executing and delivering, any customary credit agreements and pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates (including perfection certificates), customary closing certificates and documents as may be reasonably requested by Purchaser or TRC (provided that no obligation of any Company or Company Subsidiary under any such agreement or other financing document shall be effective until Closing), and using commercially reasonable efforts to assist Purchaser in obtaining legal opinions from outside counsel familiar with the Companies and Company Subsidiaries, (vii) providing customary authorization letters with respect to the confidential information memorandum relating to the Financing, (viii) providing customary authorization letters to the Financing Sources authorizing the distribution of information concerning the Companies and the Company Subsidiaries to prospective lenders and (ix) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing Date providing for the payoff, discharge and termination of all Indebtedness of, and liens on the assets of, the Companies and the Company Subsidiaries, in each case contemplated by this Agreement to be paid off, discharged and terminated on the Closing Date. Notwithstanding the foregoing, no Company or Company Subsidiary shall be required to provide cooperation under this Section that: (A) unreasonably interferes with the ongoing business of such Company or Company Subsidiary; (B) causes any representation or warranty in this Agreement to be breached; (C) causes any closing condition set forth in this Agreement to fail to be satisfied; or (D) requires such Company or Company Subsidiary or its respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any Financing Agreement, with respect to the Financing that would be effective prior to the Closing. In no event shall any Company or Company Subsidiary be required to pay any commitment or similar fee or incur any expense in connection with assisting Purchaser or TRC in arranging the Financing or as a result of any information provided by any Company or Company Subsidiary or any of their Affiliates or representatives in connection therewith. Notwithstanding any other provision set forth herein or in any other agreement between a Company or a Company Subsidiary and Purchaser (or its Affiliates), Seller and Willbros agree that Purchaser and its Affiliates may share confidential information regarding the Companies or Company Subsidiaries and their respective businesses with the Financing Sources, and that Purchaser, its Affiliates and such Financing Sources may share such information with potential financing sources in connection with the Financing, provided that the recipients of such information agree to customary (including “click through”) confidentiality arrangements. In no event shall Seller, Willbros, any Company or any Company Subsidiary be required to provide any financial statements other than pursuant to, and solely as and to the extent required by, Section 6.9.
6.5.    Supplementation and Amendment of Schedules.     From time to time prior to the Closing, Seller and Willbros shall have the right to supplement or amend the Schedules with respect to any matter occurring after the delivery of the Schedules pursuant to this Agreement that, if occurring prior to the date of this Agreement, would have been required to be set forth or described in such Schedules. No such supplement or amendment shall have any effect on the satisfaction of the condition to Closing set forth in Section 7.1(a) or Purchaser’s right to indemnification set forth in ARTICLE IX; provided, however, that if (i) any such supplement or amendment to the Company Disclosure Schedule identifies a matter that constitutes a Material Adverse Effect, (ii) Seller and Willbros confirm to Purchaser in writing that such matter constitutes a Material Adverse Effect and that Purchaser has a right to terminate this Agreement pursuant to Section 11.1(b) by reason of such supplement and amendment, and (iii) Purchaser proceeds with the Closing, then Purchaser shall be deemed to have waived any right or claim for indemnification pursuant to ARTICLE IX, with respect to such matters disclosed pursuant to any such supplement or amendment at or prior to the Closing.
6.6.    Confidentiality.    Unless and until the transactions contemplated hereby have been consummated, Purchaser shall, and shall ensure that its Representatives and other agents shall, hold all confidential information obtained in connection with the transactions contemplated hereby from the Companies, the Company Subsidiaries, Willbros, or Seller or any of their respective Representatives, in accordance with and subject to the terms of the Confidentiality Agreement.
6.7.    Withdrawal from Benefit Plans. Effective immediately prior to the Financial Closing, Seller and Willbros shall cause the Companies and the Company Subsidiaries to take action to withdraw from participation in the Benefit Plans listed on Schedule 6.7.
6.8.    Leasehold Matters.
(a)     Seller and Willbros shall use commercially reasonable efforts to (i) assign each of the leases set forth in Schedule 6.8(a) to Seller, Willbros, or an Affiliate of Willbros other than any Company or Company Subsidiary and (ii) to obtain any required consents of any applicable landlords or other third parties to such assignments. Seller shall reimburse Purchaser for any occupancy charges or other liabilities incurred under the leases set forth on Schedule 6.8(a) attributable to the period prior to the effectiveness of the assignments thereof to Seller, except for any such charges or liabilities included in Closing Net Working Capital.
(b)    With respect to the lease set forth in Schedule 6.8(b), Seller and Willbros shall use commercially reasonable efforts to effect a sublease (whether to the current subtenant or to Seller, Willbros, or an Affiliate of Willbros other than any Company or Company Subsidiary) of the remainder of the vacated premises that are not already subleased to a third party and (ii) to obtain any required consent of the landlord or other third party to such sublease. Seller shall reimburse Purchaser for any occupancy charges or other liabilities incurred under such lease set forth on Schedule 6.8(b) attributable to the portion of the vacated premises except for any such charges or liabilities included in Closing Net Working Capital.
(c)    Seller and Willbros shall use commercially reasonable efforts to (i) effect the assignment to Willbros Engineers of each of the leases set forth in Schedule 6.8(c) and (ii) to obtain any required consents of any applicable landlord or other third parties to such assignments.
(d)    From the date of this Agreement, Purchaser shall use commercially reasonable efforts to negotiate the replacement of each lease guaranty of Willbros under the Guaranteed Leases with a guaranty of Purchaser or one of its Affiliates, guaranteeing the performance of the lessee party to such Guaranteed Leases, to be effective as of the Closing or as soon thereafter as practicable, in each case acceptable to Seller; provided, that if any such replacement guaranty will not be effective as of the Closing, then at the Closing, Purchaser shall provide to Seller a guaranty of Purchaser on the same terms as the lease guaranty of Willbros under any such Guaranteed Lease, acceptable to Seller.
6.9.    Historic Financial Statements.     Seller shall use commercially reasonable efforts to provide to Purchaser within 80 days after October 3, 2015, and in any event no later than 55 days after the Closing Date, (i) the audited consolidated statements of income, equity and cash flows for the Companies and the Company Subsidiaries for the last fiscal year completed prior to the Financial Closing and (ii) the audited consolidated balance sheets of the Companies and Company Subsidiaries for the last fiscal year completed prior to the Financial Closing (in the case of clauses (i) and (ii), together with the notes thereto and accompanied by an unqualified opinion of PricewaterhouseCoopers, LLP) (together with the statements in clause (i), the “Required Audited Financial Statements”). As soon as reasonably practicable and in any event no later than 55 days after the Closing Date, Seller shall provide Purchaser with the unaudited condensed consolidated financial statements together with notes thereto for any interim period and the corresponding period of the prior year completed prior to the Financial Closing since the date of the balance sheets referred to in the preceding sentence (the “Required Interim Financial Statements” and, with the Required Audited Financial Statements, the “Required Financial Statements”). In all cases these Required Financial Statements shall be prepared in accordance with GAAP applied on a basis consistent with prior periods. Purchaser shall be responsible for Seller’s reasonable out of pocket costs in preparing the aforesaid financial statements. Seller shall cooperate with Purchaser to facilitate periodic conferences with PricewaterhouseCoopers, LLP to obtain updates on the status and progress of the delivery of the Required Audited Financial Statements. Notwithstanding any other provision of this Agreement, neither Seller nor any of its Affiliates shall have any liability or obligation to indemnify Purchaser Indemnitees for any breach of this Section 6.9 in excess of $1,000,000 in the aggregate.

6.10.    Agreements relating to Intercompany Service Arrangements.    Arrangements whereby services are currently being provided by the Companies or Company Subsidiaries to Seller or an Affiliate thereof, including but not limited to the matters referred to as the Dominion UDT ROW project, shall be memorialized by mutually agreeable contracts.
6.11.    Employee Matters.
(a)    Upon Purchaser’s reasonable request, Seller shall provide Purchaser with a list of all employees who have been terminated or whose work hours have been reduced by the Companies or the Company Subsidiaries within six months preceding the Closing Date, which list will indicate the employee’s name, site of employment, position or job title, starting date of employment, date on which the reduction in work hours commenced, and the amount of hour reduction. Such list shall be updated from time to time by the Company to reflect departures and other changes to the Company Personnel between the date of this Agreement and the Closing Date.
(b)    Prior to the Closing, Seller shall cause the transfer of employment of the Company Personnel listed on Schedule 6.11(b) to an Affiliate of Seller.
6.12.    NAVFAC Contract.    Seller shall use commercially reasonable efforts to cause (a) the NAVFAC Contract and the associated current assets (including receivables thereunder) to be assigned by Government Services to, and the associated current liabilities (including payroll obligations, other payables, and accrued liabilities related thereto) to be assumed by, Willbros Construction prior to the Closing, and (b) the NAVFAC Contract to be novated to Willbros Construction in accordance with FAR Subpart 42.12. Seller and Willbros shall use their commercially reasonable efforts to obtain the consent of the customer to the foregoing assignment or novation prior to the Closing. If such consent to such assignment or novation cannot be obtained prior to the Closing, then (i) notwithstanding any provision of this Agreement to the contrary, none of the current assets or current liabilities related to the NAVFAC Contract shall be included in the calculation of Closing Net Working Capital, (ii) Seller, Willbros and Purchaser shall continue to seek the consent of the customer to the assignment or novation thereof, and (iii) Seller and Purchaser shall enter into the NAVFAC Pre-Novation Agreement at the Closing (which shall remain in effect until the NAVFAC Contract shall have been so assigned and novated pursuant to the requisite consent), and Seller will obtain all of the practical benefit and burden of the NAVFAC Contract, including the associated current assets (including receivables thereunder) and associated current liabilities (including payroll obligations, other payables, and accrued liabilities related thereto).

6.13.    MPA Guarantee. Purchaser shall use commercially reasonable efforts to negotiate the replacement of that certain Guaranty of Seller in connection with that certain Master Purchase Agreement dated as of June 15, 2012; provided that until such replacement guarantee is effective, Purchaser shall reimburse Seller for any amounts paid by Seller pursuant to Seller’s guarantee with respect to any matters arising following the Closing.

ARTICLE VII.
CONDITIONS TO CLOSING
7.1.    Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of each and every one of the following conditions precedent, any or all of which may be waived by Purchaser:
(a)    The representations and warranties of Seller set forth in (i) Sections 5.1, 5.2, 5.3, 5.4, 5.5 (clauses (a) and (b)), 5.8, 1.1, and 5.28 shall be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date and (ii) the other representations and warranties of Seller and Willbros in ARTICLE V (when read without any exception or qualification as to materiality or Material Adverse Effect) shall be true and correct on and as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation and warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty (when read without any exception or qualification as to materiality or Material Adverse Effect) need only be true and correct on the date or during the range of dates so specified), except where in the case of this clause (ii), the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.
(b)    Each of Seller and Willbros shall have performed and complied in all material respects with all of the agreements and covenants required under this Agreement to be performed or complied with by it prior to or at the Closing.
(c)    Since the date of this Agreement, no event shall have occurred that has had or would reasonably be expected to have any Material Adverse Effect.
(d)    Seller and Willbros shall have delivered to Purchaser a certificate, executed by a duly authorized officer of Willbros in his or her capacity as such, certifying that the conditions specified in Sections 7.1(a) and 7.1(b) have been fulfilled.
(e)    The filings of Purchaser and Willbros pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.
(f)    There shall not be in force any order, judgment, injunction, stipulation, award or decree by or before any Authority of competent jurisdiction restraining, enjoining, prohibiting, invalidating or otherwise preventing the consummation of the transactions contemplated hereby, and no action, suit, claim or proceeding that would reasonably be expected to prevail on the merits shall have been instituted or threatened or claim or demand made against Seller, Willbros, any of the Companies, the Company Subsidiaries or Purchaser seeking any of the foregoing.

(g)    The relevant parties to each of the Transaction Documents (other than Purchaser or any of its Affiliates) shall have entered into such Transaction Documents and (but for execution and/or delivery of such Transaction Documents by Purchaser or any of its Affiliates), such Transaction Documents shall be in full force and effect.
(h)    Seller shall have delivered to Purchaser, free and clear of any Lien, all certificates representing the Securities, together with duly executed stock powers and assignments attached, as applicable.
(i)    Seller shall have provided Purchaser with copies of each of the third party consents listed on Schedule 7.1(i), all of which shall be in full force and effect.
(j)    Seller shall have delivered to Purchaser all other closing items to be delivered by Seller under ARTICLE III.
(k)    Each of the individuals set forth on Schedule 7.1(k) shall have delivered to Purchaser an executed counterpart of an offer letter.
7.2.    Conditions to Obligations of Seller and Willbros. The obligation of Seller and Willbros to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of each and every one of the following conditions precedent, any or all of which may be waived by Seller and Willbros:
(a)    The representations and warranties of Purchaser set forth in ARTICLE IV shall be true and correct on and as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation and warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified), except where the failure of such representations and warranties, in the aggregate, to be true and correct would not have a Material Adverse Effect.
(b)    Purchaser shall have performed and complied in all material respects with all of the agreements and covenants required under this Agreement to be performed or complied with by it prior to or at the Closing.
(c)    Purchaser shall have delivered to Seller and Willbros a certificate, executed by a duly authorized officer of Purchaser in his or her capacity as such, certifying that the conditions specified in Sections 7.2(a) and 7.2(b) have been fulfilled.
(d)    The filings of Purchaser and Willbros pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions therof shall have expired or been terminated.
(e)    There shall not be in force any order, judgment, injunction, stipulation, award or decree by or before any Authority of competent jurisdiction restraining, enjoining,

prohibiting, invalidating or otherwise preventing the consummation of the transactions contemplated hereby, and no action, suit, claim or proceeding that would reasonably be expected to prevail on the merits shall have been instituted or threatened or claim or demand made against Seller, Willbros, any of the Companies, the Company Subsidiaries or Purchaser seeking any of the foregoing.
(f)    The relevant parties to each of the Transaction Documents (other than Seller, Willbros, or any of their Affiliates) shall have entered into such Transaction Documents and (but for execution and/or delivery of such Transaction Documents by Seller, Willbros, or any of their Affiliates), such Transaction Documents shall be in full force and effect.
(g)    Purchaser shall have made (or caused to be made) the payments required to be made on the Closing Date pursuant to ARTICLE III.
(h)    Purchaser shall have delivered to Seller all other closing items to be delivered by Purchaser under ARTICLE III.

ARTICLE VIII.
ADDITIONAL AGREEMENTS
8.1.    Further Assurances. The parties hereto shall take such actions and deliver any and all other instruments or documents required to be delivered pursuant to, or necessary or proper in order to give effect to, all of the terms and provisions of this Agreement.
8.2.    Publicity. No public release or announcement concerning this Agreement or the transactions contemplated hereby shall be made without advance written approval thereof from Purchaser and Seller (which, after the Closing, shall not be unreasonably withheld or delayed). Purchaser and TRC, on the one hand, and Seller and Willbros, on the other, agree to cooperate in issuing any press release or other public announcement concerning this Agreement or the transactions contemplated hereby. Whenever practicable, Purchaser and Willbros shall each furnish to the other drafts of all such press releases or announcements prior to their release. Nothing contained in this Section 8.2 shall prevent (a) either party from at any time furnishing any information to any Authority or from making any disclosures required under applicable Law, including the Securities Exchange Act, or under the rules and regulations of any national securities exchange on which such party’s shares of capital stock, or the shares of capital stock of such party’s ultimate parent corporation, are listed, (b) subject to Section 6.6, either party from furnishing any information concerning the transactions contemplated hereby to such party’s stockholders, Affiliates or other Representatives who have a need to know such information or (c) Seller from communicating with other potential acquirers of the Companies that a definitive agreement has been entered into so long as the identity of Purchaser and specific terms of this Agreement are not disclosed.
8.3.    Business Records. Purchaser acknowledges that the business records of the Companies and the Company Subsidiaries relating to their respective operations prior to Closing will be acquired by Purchaser in connection with the consummation of the transactions contemplated hereby, and that Seller may from time to time require access to or copies of such records for Tax reporting, legal compliance, litigation, claims, insurance requirements, audits and other legitimate business purposes. Purchaser agrees that, upon reasonable prior notice from Seller, it shall, during normal business hours, provide or cause to be provided to Seller access to or copies of such records to be used solely for such purposes; provided that Purchaser shall not be obligated to provide any such records to the extent such provision would result in the loss or waiver of any legal privilege attached thereto. Purchaser agrees that it shall not (and shall cause each of its Affiliates, including the Companies and the Company Subsidiaries, not to), within six years after the Closing Date, destroy any material business records of the Companies or Company Subsidiaries prepared prior to the Closing and, in any event, shall not destroy any material business records without first notifying Seller and affording Seller at least 90 days to remove or copy such records.
8.4.    Investigation; No Reliance by Purchaser; Knowledge of Purchaser.
(a)    Purchaser acknowledges (i) that it and its Representatives have undertaken an independent investigation, examination, analysis and verification of the Companies and the Company Subsidiaries and the business, assets, operations, financial condition and prospects of the Companies and the Company Subsidiaries, including Purchaser’s own estimate of the value of the business of the Companies and the Company Subsidiaries, (ii) that it has had the opportunity to visit with the Companies, the Company Subsidiaries and Seller and meet with their respective Representatives to discuss the business and the assets, liabilities, financial condition, cash flow and operations of the Companies and the Company Subsidiaries, (iii) that all materials and information requested by Purchaser have been provided to Purchaser to Purchaser’s reasonable satisfaction, and (iv) that it has undertaken such due diligence (including a review of the assets, liabilities, books, records and contracts of the Companies and the Company Subsidiaries) as Purchaser deems adequate, including that described above. In connection with such investigation, Purchaser and its Representatives have received from or on behalf of Seller and/or the Companies and the Company Subsidiaries certain estimates, budgets, forecasts, plans and financial projections (collectively, “Forward-Looking Statements”). Purchaser acknowledges that (x) there are uncertainties inherent in making Forward-Looking Statements and (y) it is familiar with such uncertainties and it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements so furnished to it and its Representatives (including the reasonableness of the assumptions underlying Forward-Looking Statements where such assumptions are explicitly disclosed). Except as expressly set forth in this Agreement or in any Transaction Document, neither Seller, Willbros, the Companies, the Company Subsidiaries nor any other Person is making any representation or warranty with respect to Forward-Looking Statements.
(b)    In connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, Purchaser has not relied upon any representation or warranty of Seller, Willbros, the Companies, the Company Subsidiaries or their Affiliates or any of their Representatives, except for those representations and warranties of Seller and Willbros expressly set forth in this Agreement or any other Transaction Document.

(c)    Purchaser’s rights under this Agreement, including rights to indemnification, will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) by Purchaser or its Affiliates or Representatives at any time, whether before or after the execution and delivery of this Agreement or the Closing. Each of Seller and Willbros hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of Purchaser, and regardless of the results of any such investigation, Purchaser has entered into this Agreement in express reliance upon the representations and warranties of Seller and Willbros set forth in this Agreement and the other Transaction Documents.

8.5.    Exculpation and Indemnification of Directors and Officers. For a period of six years after the Closing Date, to the maximum extent permitted by law, Purchaser shall cause the Companies and Company Subsidiaries to maintain provisions in its Organizational Documents relating to exculpation or indemnification of former officers and directors or managers, as applicable, holding office prior to the Closing Date that are at least as favorable to such former officers, directors, or managers as those in effect as of the date hereof.

8.6.    Limitation of Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement or in any other Transaction Document, Seller is not making and shall not be deemed to have made any other representations or warranties, written or oral, statutory, express or implied, concerning the Securities, the Companies, the Company Subsidiaries or the business, assets or liabilities of the Companies and the Company Subsidiaries. PURCHASER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, NEITHER SELLER NOR WILBROS HAS MADE, AND SELLER AND WILLBROS HEREBY EXPRESSLY DISCLAIM AND NEGATE, AND PURCHASER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) OR DOCUMENTS HERETOFORE FURNISHED OR MADE AVAILABLE TO PURCHASER AND ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANIES, THE COMPANY SUBSIDIARIES, SELLER or WILLBROS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY TRANSACTION DOCUMENT, NONE OF THE COMPANIES, THE COMPANY SUBSIDIARIES, SELLER NOR WILLBROS IS MAKING ANY REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FORWARD‑LOOKING STATEMENTS OR THE INFORMATION SET FORTH IN ANY SUMMARY, TEASER, CONFIDENTIAL INFORMATION MEMORANDUM OR MANAGEMENT PRESENTATION DELIVERED TO PURCHASER OR ITS REPRESENTATIVES.

8.7.    Plant Closings and Mass Layoffs. Purchaser shall not, and shall cause the Companies and the Company Subsidiaries not to, take any action following the Closing that could result in liability under the Worker Adjustment and Retraining Notification Act, as amended, without complying with such Act.

8.8    Seller Intellectual Property; Name Change.

(a)    No more than 60 days following the Closing, Purchaser shall take all actions necessary to ensure that neither Purchaser, the Companies, the Company Subsidiaries nor any of their respective Affiliates or Representatives use the Seller Marks at any time for any reason. All links between any domain name included within the assets of the Companies and the Company Subsidiaries and any domain names of Seller or any of its Affiliates shall be removed promptly after the Closing. After the Closing, Purchaser shall cooperate with Seller in taking all actions necessary to complete these actions.
(b)    As soon as reasonably practicable following the Closing, but in any event no more than 30 days following the Closing Date, Purchaser shall cause each of the Companies other than Government Services and each of the Company Subsidiaries other than Hammer U.S. and Hammer Spain to (i) amend its certificate of formation or articles of incorporation to change the name therein to a name not including or similar to “Willbros,” and (ii) amend or terminate any certificate of assumed name or “doing business as” filing so as to eliminate its right to use, and all references to, the name “Willbros.”
(c)    As soon as reasonably practicable following the Holdback Release Date, but in any event no more than 20 days following such date, Purchaser shall cause each of Government Services, Hammer U.S. and Hammer Spain to (i) amend its certificate of formation or articles of incorporation to change the name therein to a name not including or similar to “Willbros,” and (ii) amend or terminate any certificate of assumed name or “doing business as” filing so as to eliminate its right to use, and all references to, the name “Willbros.”
8.9.    Company Intellectual Property. Subject to the provisions of the Transition Services Agreement, all links between any domain names of Seller or any of its Affiliates and any domain names of the Companies or the Company Subsidiaries shall be removed promptly after the Closing. After the Closing, Seller shall cooperate with Purchaser in taking all actions necessary to complete these actions. To the extent that Seller or any of its Affiliates controls or possesses any websites or other property of the Companies or the Company Subsidiaries, Seller shall, promptly after Closing, cause the control or possession of such websites or other property to be provided to Purchaser.
8.10.    Employees; Benefit Plans.
(a)    During the period commencing at the Closing and ending on the date which is 12 months from the Closing (or if earlier, the date of the employee’s termination of employment with any Company), Purchaser shall provide (or shall cause the respective Companies or their Affiliate to provide, as applicable), each employee who is employed by any Company or Company Subsidiary immediately prior to the Closing who remains employed by a Company or a Company Subsidiary immediately after the Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the applicable

Company or Company Subsidiary immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than, at Purchaser’s option, (A) the target bonus opportunities (excluding equity-based compensation) provided by the applicable Company or Company Subsidiary immediately prior to the Closing or (B) the target bonus opportunities (excluding equity-based compensation) provided by Purchaser or its Affiliates to their similarly situated employees during such period; (iii) retirement and welfare benefits that are no less favorable in the aggregate than, at Purchaser’s option, (A) those provided by the applicable Company immediately prior to the Closing or (B) those provided by Purchaser or its Affiliates to their similarly situated employees during such period; and (iv) severance benefits that are no less favorable than, at Purchaser’s option (A) the practice, plan or policy in effect for such Company Continuing Employee immediately prior to the Closing or (B) the practice, plan or policy provided by Parent or its Affiliates to their similarly situated employees during such period.
(b)    With respect to any employee benefit plan maintained by Purchaser or its Subsidiaries (collectively, “Purchaser Benefit Plans”) in which any Company Continuing Employees will participate effective as of or after the Closing, Purchaser shall, or shall cause the Companies to, recognize all service of the Company Continuing Employees with the Companies as if such service were with Purchaser, for vesting and eligibility purposes (but not benefit accrual) in any Purchaser Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Financial Closing; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan. Purchaser agrees to accept a direct transfer or rollover of assets from the defined contribution 401(k) Plan in which the Company Continuing Employees participated prior to the Closing, including, but not limited to, outstanding loans under such defined contribution 401(k) Plan.
(c)    Purchaser shall assume responsibility for providing COBRA notice and coverage to any M&A qualified beneficiaries (within the meaning of Treas. Reg. Section 54.4980B-9, Q/A-4) who experience a qualifying event as of or after the Closing. Seller shall retain or assume, as applicable, responsibility for providing any remaining period of COBRA coverage for any qualified beneficiaries who experienced a qualifying event prior to the Closing and who were formerly employed by any Company or Company Subsidiary.
(d)    Purchaser agrees to cause Government Services (or its successor, by merger or otherwise) to continue to provide all benefits, including benefits under Multiemployer Plans, required under each collective bargaining agreement of Government Services which is in effect as of the Closing, until such time as such collective bargaining agreement is amended or terminated with the approval of the collective bargaining unit which is party to such collective bargaining agreement or such collective bargaining agreement otherwise terminates pursuant to its terms.

(e)    This Section 8.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 8.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 8.10. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 8.10 shall not create any right in any employee or any other Person to any continued employment with any Company, Purchaser or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.
8.11.    Non-Solicitation; Non-Competition.
(a)    From the Closing until the third anniversary of the date hereof, Seller and Willbros shall not, and shall cause their respective Affiliates not to, directly or indirectly, on behalf of itself or any other Person solicit, bid for, entice, induce, cause or encourage, directly or indirectly, any Person who is a customer or supplier of the Companies or the Company Subsidiaries to reduce or end their business with the Companies or the Company Subsidiaries; provided, however, that soliciting, bidding for, enticing, inducing, causing and encouraging any Person to hire or otherwise use Seller, Willbros or any of their respective Affiliates for services that are not Covered Services (as defined below) shall not constitute a violation of this Section 8.11(a).
(b)    From the Closing until the third anniversary of the date hereof, Seller and Willbros shall not, and shall cause their respective Affiliates not to, directly or indirectly, on behalf of itself or any other Person, solicit the employment of, enter into a Contract with or otherwise solicit, entice, induce, cause or encourage, directly or indirectly, any employee, consultant, independent contractor, sales or other representative of the Companies or the Company Subsidiaries to leave the employ or service of the Companies or the Company Subsidiaries; provided, however, that none of Seller, Willbros, and their respective Affiliates shall be prohibited from employing any employee, consultant, independent contractor, sales or other representative of the Companies or the Company Subsidiaries who contacts Seller, Willbros, or their respective Affiliates in response to a general solicitation not targeted at employees of the Companies or the Company Subsidiaries or who contacts Seller, Willbros, or their respective Affiliates on his or her own initiative and without any direct or indirect solicitation or other violation of this Section 8.11(b) by Seller, Willbros, or their respective Affiliates.
(c)    From the Closing until the third anniversary of the date hereof and subject to Section 8.11(d) below, Seller and Willbros shall not, and shall cause their respective Affiliates not to, whether directly or indirectly, on their behalf or on behalf of any other Person, engage in the business of providing engineering services for the oil and gas industry or other services of the type currently provided by the Companies or the Company Subsidiaries (the “Covered Services”) anywhere in North America (including its associated islands, coastal waters, territories and regions, collectively, the “Territory”), including by (i) establishing a Person which engages in Covered

Services anywhere in the Territory (a “Competing Entity”), (ii) making any investment in or acquiring any equity interest or other interest (as owner, lender, principal, member, general or limited partner, stockholder, or otherwise) in, a Competing Entity, or (iii) participating in the management (as an officer, director, manager, independent contractor, employee, or otherwise) of a Competing Entity. Seller, Willbros and Purchaser acknowledge that the covenants contained in this Section 8.11(c) are a material inducement to the willingness of Purchaser to enter into this Agreement without which Purchaser would not have consummated the transactions contemplated hereby and are being granted to maintain or preserve the goodwill value of the Companies and the Company Subsidiaries and fair market value of the equity interests acquired hereby. Notwithstanding the foregoing, the ownership by Seller or Willbros, directly or indirectly, of not more than five percent of the issued and outstanding stock of a company the shares of which are regularly traded on a national securities exchange or over the counter market shall not be a violation of this Section 8.11(c).
(d)    For clarity and notwithstanding the foregoing, nothing in this Agreement shall restrict Seller, Willbros or any of their Affiliates from advertising for, soliciting, bidding or performing (i) Construction Services, (ii) Electrical Transmission, Distribution and Related Work, (iii) EPC and EPCM projects in which the engineering portion of any such project is performed by others than Seller, Willbros or any of their Affiliates, or (iv) any services of the type currently being performed by Seller, Willbros or any of their Affiliates other than the Companies or Company Subsidiaries.
(e)    Without limiting Section 12.6, if at any time a court or arbitrator’s award holds that the restrictions in this Section 8.11 are unreasonable under circumstances then existing, Seller, Willbros and Purchaser agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. Seller, Willbros and Purchaser acknowledge and agree that any breach of the provisions contained in this Section 8.11 will result in serious and irreparable injury and therefore money damages would not be an adequate remedy for any such breach; and therefore, in the event of a breach or threatened breach of any provisions of this Section 8.11 that is continuing, Purchaser, in addition to other rights and remedies existing in its favor, shall be entitled to specific performance or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of a breach of this Section 8.11, the period of noncompetition or non-solicitation, as applicable, shall be tolled until such breach has been duly cured.
8.12.    Notifications of Customers.    At Purchaser’s request, Seller and Willbros shall, and shall cause their respective Affiliates and each of their respective Representatives to, reasonably cooperate with Purchaser in Purchaser’s efforts to notify all of the customers and vendors and other commercial counterparties of the Companies and the Company Subsidiaries that ownership of the Companies and the Company Subsidiaries has been transferred to Purchaser and facilitating the transition of such customers, vendors and other commercial counterparties to Purchaser; provided, that Purchaser shall, upon request by Seller, reimburse Seller for all documented and reasonable out of pocket costs and expenses incurred by Seller, Willbros or their respective Affiliates in connection with any such cooperation. If the economic benefits of any services performed by the Companies or the Company Subsidiaries (whether before or after Closing), or any other payments or other funds due to the Companies or the Company Subsidiaries, are received by Seller, Willbros or any of their respective Affiliates from and after the Closing, Seller or Willbros, as applicable, shall take such reasonable actions as are necessary to ensure that Purchaser receives such economic benefits or other payments or funds. If the economic benefits of any services performed by Seller, Willbros or any of their Affiliates (whether before or after Closing), or any other payments or other funds due to Seller, Willbros or any of their Affiliates, are received by Purchaser, any of the Companies or the Company Subsidiaries or any of their respective Affiliates from and after the Closing, Purchaser or such Company or Company Subsidiary, as applicable, shall take such reasonable actions as are necessary to ensure that Seller, Willbros or their Affiliate receives such economic benefits or other payments or funds.
8.13.    Willbros Group, Inc.
(a)    Willbros hereby irrevocably and unconditionally guarantees, as a primary obligor and not merely a surety (the “Seller Guarantor”), to and for the benefit of Purchaser and the Purchaser Indemnitees, the complete and punctual performance and observance by Seller of all of the covenants, undertakings, warranties and other obligations (conditional or otherwise) of whatever nature (collectively, “Seller Obligations”) of Seller in, or pursuant to, the terms of this Agreement and each other Transaction Document, including, on the terms and conditions set forth in this Agreement, any and all payment obligations of Seller under ARTICLE IX of this Agreement. The liability of the Seller Guarantor for the Seller Obligations of Seller arising under this Section 8.13 shall not be released or diminished by forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time of such performance.
(b)    Willbros hereby agrees that Seller and Purchaser may at any time and from time to time, without notice to or further consent of Willbros, extend the time of payment of any of the Seller Obligations, and may also make any agreement with Seller for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting Willbros’ obligations under this Section 8.13. Willbros hereby waives all general guarantor and suretyship defenses (other than defenses to the performance of the Seller Obligations that are available to Seller under the Agreement (other than due to the rejection of the Agreement in the context of a bankruptcy or insolvency of Seller)).
(c)    If and whenever Seller defaults for any reason whatsoever in the performance of any Seller Obligations undertaken or expressed to be undertaken by it in, or pursuant to, the terms of this Agreement, the Seller Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure satisfaction of) the relevant Seller Obligation so that the same benefits will be conferred on the Purchaser as would have been received if such Seller Obligation had been duly performed and/or satisfied by Seller.
(d)    The guarantee provided in this Section 8.13 is to be a continuing guarantee and accordingly it is to remain in force until all of the Seller Obligations of Seller pursuant to this Agreement or any other Transaction Document shall have been performed and satisfied regardless of the legality, validity or enforceability of any of the provisions of this Agreement and notwithstanding the winding up, liquidation, receivership, examinership, insolvency, bankruptcy (or any process related thereto), dissolution or other incapacity of Seller or any change in status, control or ownership of Seller. The guarantee provided in this Section 8.13 is in addition to and without limiting, and not in substitution for, any rights or security which Purchaser may now or hereafter have or hold for the performance and observance of any covenants, undertakings, warranties and other obligations of Seller given in or pursuant to this Agreement.
(e)    As a separate and independent covenant, the Seller Guarantor unconditionally agrees that any Seller Obligation expressed to be undertaken by Seller (including without limitation any monies expressed to be payable under this Agreement) which may not be enforceable against or recoverable from Seller by reason of any legal limitation, disability or incapacity on or of Seller or any fact or circumstance (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against the Seller Guarantor as though the same had been incurred by the Seller Guarantor and the Seller Guarantor was the sole or principal obligor in respect thereof and shall be performed or paid by the Seller Guarantor on demand.
8.14.    TRC Companies, Inc.
(a)    TRC hereby irrevocably and unconditionally guarantees, as a primary obligor and not merely a surety (the “Purchaser Guarantor”), to and for the benefit of Seller and the Seller Indemnitees, the complete and punctual performance and observance by Purchaser of all of the covenants, undertakings, warranties and other obligations (conditional or otherwise) of whatever nature (collectively, “Purchaser Obligations”) of Purchaser in, or pursuant to, the terms of this Agreement and each other Transaction Document, including, on the terms and conditions set forth in this Agreement, any and all payment obligations of Seller under ARTICLE IX of this Agreement. The liability of the Purchaser Guarantor for the Purchaser Obligations of Purchaser arising under this Section 8.14 shall not be released or diminished by forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time of such performance.
(b)    TRC hereby agrees that Seller and Purchaser may at any time and from time to time, without notice to or further consent of TRC, extend the time of payment of any of the Purchaser Obligations, and may also make any agreement with Purchaser for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting TRC’s obligations under this Section 8.14. TRC hereby waives all general guarantor and suretyship defenses (other than defenses to the performance of the Purchaser Obligations that are available to Purchaser under the Agreement (other than due to the rejection of the Agreement in the context of a bankruptcy or insolvency of Purchaser)).
(c)    If and whenever Purchaser defaults for any reason whatsoever in the performance of any Purchaser Obligations undertaken or expressed to be undertaken by it in, or pursuant to, the terms of this Agreement, the Purchaser Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure satisfaction of) the relevant Purchaser Obligation so that the same benefits will be conferred on Seller as would have been received if such Purchaser Obligation had been duly performed and/or satisfied by Purchaser.
(d)    The guarantee provided in this Section 8.14 is to be a continuing guarantee and accordingly it is to remain in force until all of the Purchaser Obligations of Purchaser pursuant to this Agreement or any other Transaction Document shall have been performed and satisfied regardless of the legality, validity or enforceability of any of the provisions of this Agreement and notwithstanding the winding up, liquidation, receivership, examinership, insolvency, bankruptcy (or any process related thereto), dissolution or other incapacity of Seller or any change in status, control or ownership of Purchaser. The guarantee provided in this Section 8.14 is in addition to and without limiting, and not in substitution for, any rights or security which Seller may now or hereafter have or hold for the performance and observance of any covenants, undertakings, warranties and other obligations of Purchaser given in or pursuant to this Agreement.
(e)    As a separate and independent covenant, the Purchaser Guarantor unconditionally agrees that any Purchaser Obligation expressed to be undertaken by Purchaser (including without limitation any monies expressed to be payable under this Agreement) which may not be enforceable against or recoverable from Purchaser by reason of any legal limitation, disability or incapacity on or of Purchaser or any fact or circumstance (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against the Purchaser Guarantor as though the same had been incurred by the Purchaser Guarantor and the Purchaser Guarantor was the sole or principal obligor in respect thereof and shall be performed or paid by the Purchaser Guarantor on demand.

ARTICLE IX.
REMEDIES FOR BREACH OF THIS AGREEMENT
9.1.    Survival. The representations, warranties, covenants and agreements contained in this Agreement shall be deemed and construed to be continuing representations, warranties, covenants and agreements and shall survive the Closing; provided, however, that the representations and warranties of all parties to this Agreement shall, except as set forth in the remainder of this Section 9.1, expire and be of no further force or effect on the date which is 12 months after the

Closing Date; provided further, that (a) the representations and warranties of (i) Purchaser set forth in Sections 4.1 (Organization and Standing) and 4.2 (Authority; Authorization; Enforceability), and (ii) Seller set forth in Sections 5.1 (Incorporation, Organization and Standing), 5.3 (Organizational Documents) 5.4 (Authority; Authorization; Enforceability), 5.5 (Noncontravention) (with respect to clauses (a) and (b) only), 5.7 (Brokers), 5.8 (Capitalization of the Companies and the Company Subsidiaries) and 1.1 Rights; Warrants or Options shall survive until the latest date permitted by Title 10, Section 8106(c) of the Delaware Code (10 Del. Code § 8106(c) and Section 5.20 (Tax Matters) shall survive until the date that is 60 days after the expiration of the statutory limitations period of the applicable matters subject to such representations and warranties; (b) Section 5.21 (Environmental, Health and Safety Matters) shall survive for five years after the Closing Date; (c) the other provisions of this Agreement in which a time period is specified shall survive for the period specified therein; and (d) unless otherwise indicated, the covenants and agreements set forth in this Agreement shall survive the Closing until they have been performed or satisfied. The representations and warranties of Seller identified in clause (a)(ii) of the preceding sentence are referred to as the “Fundamental Representations”).
9.2.    Indemnification.
(a)    By Seller. Subject to the terms and conditions set forth herein, from and after the Closing, Seller shall indemnify and hold harmless the Purchaser Indemnitees from and against any Damages which any such Purchaser Indemnitee shall suffer, sustain or become subject to, as a result of (i) the breach by Seller of any of the representations and warranties made by Seller in this Agreement (in each case, as the representations or warranties of the Seller would read if all qualifications as to materiality, including each reference to the words “Material Adverse Change”, “Material Adverse Effect”, “material” and “materially” and all similar phrases and words, were deleted therefrom) or the other Transaction Documents, (ii) the breach by Seller of any of its covenants or agreements contained in this Agreement or the other Transaction Documents, and (iii) any Specified Indemnified Matter.
(b)    By Purchaser. Subject to the terms and conditions set forth herein, from and after the Closing, Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against any Damages which any such Seller Indemnitee shall suffer, sustain or become subject to, as a result of (i) the breach by Purchaser of any of the representations and warranties made by Purchaser in ARTICLE IV, or (ii) the breach by Purchaser of any of its covenants or agreements contained in this Agreement.
9.3.    Third Party Claims.
(a)    If any Purchaser Indemnitee desires to make a claim against Seller, or any Seller Indemnitee desires to make a claim against Purchaser (such Purchaser Indemnitee or Seller Indemnitee, an “Indemnified Person”) under Section 9.2 in connection with any action, suit, proceeding or demand at any time instituted against or made upon such Indemnified Person by any third party for which such Indemnified Person may seek indemnification hereunder (a “Third Party Claim”), whether or not subject to the Aggregate Deductible, such Indemnified Person shall promptly notify in writing, in the case of a claim under Section 9.2(a), Seller, or, in the case of a claim under Section 9.2(b), Purchaser (in each case, an

“Indemnifying Party”), of such Third Party Claim and of the Indemnified Person’s claim of indemnification with respect thereto; provided, however, that the failure to so notify shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is materially and actually prejudiced by such failure. The Indemnifying Party shall have 30 days after receipt of such notice to notify such Indemnified Person if the applicable Indemnifying Party has elected to assume the defense of such Third Party Claim; provided, however, that the Indemnifying Party may not assume the defense of a Third Party Claim (i) involving any criminal proceeding, action, indictment, allegation or investigation, (ii) in which relief other than monetary damages are sought, or (iii) if the Third Party Claim relates to Taxes (except as otherwise provided in ARTICLE X). In addition, the Indemnifying Party shall not be entitled to maintain control of the defense of any Third Party Claim if the Indemnifying Party has failed or is failing to defend in good faith the Third Party Claim. If the applicable Indemnifying Party elects to assume the defense of such Third Party Claim, such Indemnifying Party shall be entitled at its own expense to conduct and control the defense and settlement of such Third Party Claim through counsel of its own choosing (reasonably acceptable to the applicable Indemnified Person) on behalf of the applicable Indemnified Person. If the Indemnifying Party fails to notify the Indemnified Person within 30 days after receipt of notice from the Indemnified Person of a Third Party Claim that the applicable Indemnifying Party has elected to assume the defense of such Third Party Claim, the Indemnified Person shall be entitled to assume the defense of such Third Party Claim at the expense of the applicable Indemnifying Party through counsel reasonably acceptable to the Indemnifying Party; provided, however, that the Indemnifying Party may not compromise or settle any Third Party Claim except as provided in Section 9.3(b). If, after assuming the defense of a Third Party Claim, the Indemnifying Party determines that it is not required to provide indemnification therefor, it shall promptly notify the Indemnified Party, cease to control the defense thereof and shall nonetheless be responsible for all costs of defense incurred by it prior to such notice.
(b)    Any compromise, settlement or offer of settlement of any Third Party Claim of which the applicable Indemnifying Party has elected to assume the defense shall require the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld or delayed. Unless such consent is obtained, the applicable Indemnifying Party shall continue the defense of such claim; provided, however, that, if any Indemnified Person refuses its consent to a bona fide offer of settlement that (i) the applicable Indemnifying Party wishes to accept, (ii) contemplates the entry of a final, non-appealable order by a court of competent jurisdiction or the binding and due execution and delivery of a settlement agreement, in each case in full satisfaction and resolution of the relevant Third Party Claim, (iii) involves no payment of money by any Purchaser Indemnitee (if such Indemnified Person is a Purchaser Indemnitee) or Seller Indemnitee (if such Indemnified Person is a Seller Indemnitee), (iv) involves no admission of guilt or wrong-doing and no injunctive or non-monetary relief or other limitation on the future operation of the business of the Companies or the Company Subsidiaries (taken as a whole), (v) is not conditioned upon, coupled with, or otherwise related to or otherwise results in (or could reasonably be expected to result in) the waiver, termination, relinquishment, interpretation or amendment of any actual or asserted rights of such Indemnified Person or any Purchaser Indemnitee (if such Indemnified

Person is a Purchaser Indemnitee) or Seller Indemnitee (if such Indemnified Person is a Seller Indemnitee), and (vi) expressly and unconditionally releases such Indemnified Person and the Purchaser Indemnitees (if such Indemnified Person is a Purchaser Indemnitee) or Seller Indemnitees (if such Indemnified Person is a Seller Indemnitee) from all liability in connection with such claim, the applicable Indemnifying Party may reassign the defense of such claim to such Indemnified Person, who may then continue to pursue the defense of such matter, free of any participation by the Indemnifying Party, at the sole cost and expense of such Indemnified Person. In the event of such an assignment, the obligation of the applicable Indemnifying Party with respect thereto shall not exceed the lesser of (i) the amount of the offer of settlement that such Indemnified Person refused to accept or (ii) the aggregate Damages of the Indemnified Person with respect to such claim, including the costs of defense after reassignment of the defense of such claim to the Indemnified Person. Any compromise, settlement or offer of settlement of any Third Party Claim of which the applicable Indemnifying Party has not elected to assume the defense or has reassigned the defense to the Indemnified Person shall require the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party shall assume the defense of any Third Party Claim, the Indemnified Person may participate, at its own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Person shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Person, a conflict or potential conflict exists between the Indemnified Person and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Persons in connection with any Third Party Claim. So long as the Indemnifying Party is conducting the defense of any Third Party Claim in accordance with the terms hereof, the Indemnified Person agrees that the Indemnifying Party shall have control over the conduct of such proceeding to the extent provided herein. So long as the Indemnified Person is conducting the defense of any Third Party Claim in accordance with the terms hereof, the Indemnifying Party agrees that the Indemnified Person shall have control over the conduct of such proceeding to the extent provided herein. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any Third Party Claim, including the Indemnified Person providing the Indemnifying Party with access to the Indemnified Person’s records and personnel relating to any Third Party Claim during reasonable hours under the circumstances.
(c)    If the Indemnifying Party makes any payment on any Third Party Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Person to any claims of the Indemnified Person with respect to such Third Party Claim; provided, that (i) without limitation of Section 9.4(e), Seller shall not be subrogated to any claims under any insurance policies of the Purchaser Group and (ii) in no event shall Seller be subrogated to any claims against any officer, director or employee of the Company or any of the Company Subsidiaries or against any current or prospective customer of the Company or any of the Company Subsidiaries.

9.4.    Limitations on Indemnification.
(a)    Deductible. Subject to the other limitations of this Section 9.4:
(i)    No claim for indemnification under Section 9.2(a)(i) (other than any such claim relating to a breach of a Fundamental Representation or the representation of Seller in Section 5.28 (Absence of Indebtedness)) shall be made by any Purchaser Indemnitee with respect to any breach resulting in an individual item of Damages, or related items of Damages arising out of substantially similar facts and circumstances, unless and until the amount of such Damages suffered by the Companies and the Company Subsidiaries (taken as a whole) and/or any other Purchaser Indemnitee exceeds $65,000, at which point a claim may be made for the entire amount of such Damages; and
(ii)    No claim for indemnification under Section 9.2(a)(i) (other than any such claim relating to a breach of a Fundamental Representation or the representation of Seller in Section 5.28 (Absence of Indebtedness)) shall be made by any Purchaser Indemnitee unless and until the aggregate amount of all Damages for which Purchaser Indemnitees are otherwise entitled to indemnification under this ARTICLE IX exceeds an amount equal to one half of one percent (0.5%) of the Enterprise Value (the “Aggregate Deductible”), and then only to the extent the aggregate amount of all such Damages exceeds the Aggregate Deductible;
(iii)    No claim for indemnification under Section 9.2(b)(i) shall be made by any Seller Indemnitee with respect to any breach resulting in an individual item of Damages, or related items of Damages arising out of substantially similar facts and circumstances, unless and until the amount of such Damages suffered by the Seller Indemnitees exceeds $65,000, at which point a claim may be made for the entire amount of such Damages; and
(iv)    No claim for indemnification under Section 9.2(b)(i) shall be made by any Seller Indemnitee unless and until the aggregate amount of all Damages for which Seller Indemnitees are otherwise entitled to indemnification under this ARTICLE IX exceeds an amount equal to the Aggregate Deductible, and then only to the extent the aggregate amount of all such Damages exceeds the Aggregate Deductible.
(b)    Cap. Subject to the other limitations of this Section 9.4, the aggregate amount of all Damages payable (i) to all Purchaser Indemnitees with respect to all claims for indemnification pursuant to Section 9.2(a)(i) (other than any such claim relating to a breach of a Fundamental Representation or the representation of Seller in Section 5.28 (Absence of Indebtedness)) shall not exceed an amount equal to 10 percent of the Enterprise Value, and (ii) to all Seller Indemnitees with respect to all claims for indemnification pursuant to Section 9.2(b)(i) shall not exceed an amount equal to 10 percent of the Enterprise Value. In no event shall (i) Seller’s obligations with respect to the indemnity provisions of Section 9.2(a) exceed an aggregate amount equal to the Aggregate Purchase Price or (ii) Purchaser’s obligations with respect to the indemnity provisions of Section 9.2(b) exceed an aggregate amount equal to the Aggregate Purchase Price.
(c)    Time Limit. No Person shall be liable for any claim for indemnification hereunder, whether or not as a result of a Third Party Claim, unless written notice of a claim for indemnification is delivered by the Person seeking indemnification to the Person from whom indemnification is sought with respect to any such breach before the applicable Survival Date (in which case such indemnification obligation shall survive the time at which it would otherwise terminate pursuant to this ARTICLE IX regardless of when any Damages in respect thereof may actually be incurred). All notices given pursuant hereto shall set forth with reasonable specificity the basis for such claim for indemnification.
(d)    Closing Net Working Capital; Reserves. Notwithstanding any provision of this Agreement to the contrary, Purchaser Indemnitees shall not be entitled to indemnification hereunder for any Damages as a result of any breach of any representation or warranty made by Seller under ARTICLE V or the breach by Seller of any of its covenants or agreements contained in this Agreement, and the amount of any Damages shall not be included in the calculation of aggregate Damages subject to the Aggregate Deductible, to the extent that the amount of any Damages as a result of such breach is taken into account as a current liability, reserved or accrued, or otherwise accounted for, in determining the Closing Net Working Capital, or otherwise taken into account in the calculation of Aggregate Purchase Price (as finally determined pursuant to Section 3.3).
(e)    Insurance Benefits; Other Indemnification. The amount of any Damages subject to indemnification hereunder shall be calculated (i) net of any amounts actually recovered Purchaser, the Companies or the Company Subsidiaries (collectively, the “Purchaser Group”) (net of costs of collection and any associated increased cost of premiums) under insurance policies or other collateral sources (such as contractual indemnities or contributions of any Person which are contained outside this Agreement).
(f)    Mitigation. Purchaser shall take and shall cause the Companies, the Company Subsidiaries and any other Purchaser Indemnitees to use commercially reasonable steps to mitigate any Damages upon members of the management of Purchaser becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent reasonably necessary to remedy the breach which gives rise to the Damages; provided, that the Purchaser Indemnitees’ reasonable costs incurred in connection with such mitigation efforts shall themselves be treated as Damages and shall be paid or reimbursed by Seller. Notwithstanding anything herein to the contrary, Seller shall not be liable for any Damages to the extent (but only to the extent) that the Purchaser Indemnitees are required pursuant to this Section 9.4(f) to take commercially reasonable action to mitigate any such Damages and do not take such action. Notwithstanding anything herein to the contrary, in no event shall the Purchaser Indemnitees be required to assert or cause the Companies or the Company Subsidiaries to assert any claim against any officer, director or employee of the Company or any of the Company Subsidiaries or against any current or prospective customer of the Company or any of the Company Subsidiaries.

(g)    No Special Damages. Notwithstanding any provision of this Agreement to the contrary, no Person shall be liable to any other Person for any exemplary or punitive damages or for any consequential, incidental, indirect or special damages of such other Person which would not have been reasonably foreseeable to arise as a consequence of the applicable breach, in each case relating to the breach or alleged breach of any representation, warranty, covenant or agreement in this Agreement or related hereto; provided, however, that nothing shall prevent a Person from recovering any Damages, including punitive or exemplary Damages, incurred by such Person in connection with a Third Party Claim.
(h)    Treatment of Indemnification Payments. Any indemnification payments made by Purchaser or Seller pursuant to this ARTICLE IX shall be treated by all parties as an adjustment to the Aggregate Purchase Price hereunder.
(i)    Financing.    Notwithstanding anything to the contrary set forth herein, Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Financing, the Financing Agreements or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Financing, the Financing Agreements or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by Seller (on behalf of itself and any of its Affiliates, directors. officers, employees, agents and representatives) in connection with this Agreement, the Financing, the Financing Agreements or in respect of any other document or theory of law or equity against any Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to Seller in connection with this Agreement, the Financing, the Financing Agreements or the transactions contemplated hereby or thereby.
9.5.    Limitation of Remedies. Subject to Section 9.6 and except for the rights of the parties pursuant to other Transaction Documents and for claims of, or causes of action arising from, fraud, the indemnification rights contained in this ARTICLE IX and ARTICLE X shall be the sole and exclusive remedies of the parties after the Closing Date with respect to any breach of a representation, warranty or other agreement contained in this Agreement. To the maximum extent permitted by Law, Purchaser hereby waives and shall cause its Affiliates to waive all rights and remedies with respect to any breach of the representations, warranties or other agreements contained in this Agreement, except for the rights to indemnification pursuant to this ARTICLE IX and ARTICLE X, and the rights of the parties pursuant to other Transaction Documents and for claims of, or causes of action arising from, fraud, whether under any Laws (including any right or remedy under CERCLA or any other Environmental, Health and Safety Law), at common law or otherwise, including for rescission. Except as provided by this ARTICLE IX, no action, suit, claim, proceeding or remedy shall be brought or maintained after the Closing Date by Purchaser or any of its Affiliates,

including any other Purchaser Indemnitees, successors or permitted assigns against Seller or any of its Affiliates, and no recourse shall be brought or granted against Seller or any of its Affiliates, by virtue of or based upon any alleged misstatement or omission respecting a breach of any of the representations, warranties, covenants or agreements of Seller set forth or contained in this Agreement; provided, however, that nothing in this Agreement shall be deemed to prevent or restrict the bringing or maintenance of any such claim or action, or the granting of any such remedy, to the extent that the same shall have been the result of intentional fraud by any such Person (and in the event of intentional fraud, recourse shall only extend to those Persons committing intentional fraud).
9.6.    Specific Performance. The parties hereto acknowledge and agree that the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by either party hereto could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Purchaser or Seller, as the case may be, may be entitled, at law or in equity, such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of posting any bond or other undertaking.

ARTICLE X.
TAX MATTERS
10.1.    Tax Returns.
(a)    Seller and Willbros shall prepare and cause to be filed all Returns of the Companies and the Company Subsidiaries required to be filed for all Tax Periods ending on or before the Financial Closing. Seller and Willbros shall deliver to Purchaser for its review a draft of each Return of the Companies and the Company Subsidiaries to be filed after the Financial Closing that may give rise to any Tax liability over $50,000 not fewer than 30 days before the deadline for filing such Return, including extensions (for the avoidance of doubt, Returns of Seller’s parent entity shall not be subject to the delivery and review requirements of the foregoing sentence). Purchaser shall notify Seller in writing if it objects to any portion of a draft Return within 15 days after the draft Return is delivered to Purchaser. If Seller does not receive a written objection (specifying in detail the nature of such objection) by the end of such 15-day period, Seller may file the Return and such Return shall be deemed final and binding as between the parties. If Purchaser notifies Seller that it objects to any portion of the draft Return (specifying in detail the nature of such objection) on or before the end of such 15-day period, Purchaser and Seller shall attempt to mutually resolve any disagreements in good faith regarding such draft Return. Any disagreements regarding the draft Returns that are not resolved within an additional 10-day period by Seller and Purchaser shall be resolved by the Independent Accounting Firm, whose decision shall be final and whose fees shall be shared equally by Seller and Purchaser. The Returns that are subject to any disagreement shall not be filed until such disagreement is resolved; provided, that, if such Returns must be filed in order to avoid a penalty, such Returns may be filed as prepared (with any changes to which Seller and Purchaser agree prior to the date of filing reflected therein), and, if further changes are agreed upon or required by the Independent Accounting Firm, then Seller shall amend such Returns promptly to reflect such changes. Purchaser shall cause the Companies and the Company Subsidiaries to cooperate fully and promptly in connection with Seller’s preparation of and the filing of all Returns under this Section 10.1(a).
(b)    Except as provided in Section 10.1(a), Purchaser shall cause the Companies and the Company Subsidiaries to prepare and file all Returns of the Companies and the Company Subsidiaries due after the Financial Closing. Purchaser shall deliver to Seller for its review a draft of each Return of the Companies and the Company Subsidiaries to be filed after the Financial Closing that may give rise to any Tax liability of the Companies or the Company Subsidiaries for which Seller may be liable under this Agreement not fewer than 30 days before the deadline for filing such Return, including extensions. Seller shall notify Purchaser in writing if it objects to any portion of a draft Return within 15 days after the draft Return is delivered to Seller. If Purchaser does not receive a written objection by the end of such 15-day period, Purchaser may file the Return. If Seller notifies Purchaser that it objects to any portion of the draft Return on or before the end of such 15-day period, Purchaser and Seller shall attempt to mutually resolve any disagreements in good faith regarding such draft Return. Any disagreements regarding the draft Returns that are not resolved within an additional 10-day period by Seller and Purchaser shall be resolved by the Independent Accounting Firm, whose decision shall be final and whose fees shall be shared equally by Seller and Purchaser. The Returns that are subject to any disagreement shall not be filed until such disagreement is resolved; provided, that, if such Returns must be filed in order to avoid a penalty, such Returns may be filed as prepared (with any changes to which Seller and Purchaser agree prior to the date of filing reflected therein), and, if further changes are agreed upon or required by the Independent Accounting Firm, then Purchaser shall amend such Returns promptly to reflect such changes.
10.2.    Liability for Taxes. Seller and Willbros shall be responsible for and indemnify Purchaser Indemnitees against all Taxes of the Companies and the Company Subsidiaries for any Pre-Closing Tax Period and for Seller’s portion (as determined under Section 10.3) of all Taxes of the Companies and the Company Subsidiaries for any Tax period that begins before the Financial Closing and ends after the Financial Closing (a “Straddle Period”) to the extent such Taxes (a) are not included as a current liability for purposes of computing the Closing Net Working Capital or (b) are not otherwise satisfied by or on behalf of Seller or any of its Affiliates. Purchaser shall be responsible for all Taxes of the Companies and the Company Subsidiaries for any Post-Closing Tax Period and for its portion (as determined under Section 10.3) of all Taxes of the Companies and the Company Subsidiaries for any Straddle Period, except to the extent Purchaser is indemnified against any such Tax pursuant to ARTICLE IX hereof.

10.3.    Apportionment of Taxes.
(a)    With respect to any Straddle Period, the Taxes of the Companies and the Company Subsidiaries attributable to such Straddle Period shall be apportioned between the portion of the Straddle Period that begins on the first day of the Straddle Period and ends at the Financial Closing (the “Pre-Closing Straddle Period”), which portion shall be the responsibility of Seller (to the extent provided in Section 10.2), and all other Taxes attributable to the operations or assets of the Companies and the Company Subsidiaries for the Straddle Period shall be the responsibility of Purchaser.
(b)    In the case of income Taxes, sales and use Taxes, and Taxes based on gross or net receipts or payments, the portion of the Tax allocated to the Pre-Closing Straddle Period shall equal the amount that would be payable if the Straddle Period ended on the last day of the Pre-Closing Straddle Period by means of closing the books and records of the Companies and the Company Subsidiaries as of the last day of the Pre-Closing Straddle Period; provided, that all permitted allowances, exemptions and deductions that are normally computed on the basis of an entire year or period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the Pre-Closing Straddle Period and the portion of the Straddle Period that begins immediately following the Financial Closing and ends on the last day of the Straddle Period (the “Post-Closing Straddle Period”) in proportion to the number of days in each such period.
(c)    In the case of Taxes not described in Section 10.3(b), the portion of the Tax allocated to the Pre-Closing Straddle Period shall equal the amount of Tax for the entire Straddle Period multiplied by the ratio of the number of days during the Pre-Closing Straddle Period to the number of days during the entire Straddle Period.
(d)    Notwithstanding the foregoing provisions of this Section 10.3, any deductions for income Tax purposes that are attributable to the payment of bonuses, other compensation, the write off of capitalized financing fees and any other deductions that arise as of the Financial Closing as a result of the transaction contemplated by this Agreement, shall be taken into account in the Pre-Closing Straddle Period.
(e)    This Section 10.3 shall apply mutatis mutandis to any Tax refunds, Tax credits or other Tax benefits to which any Company may be entitled.
10.4.    Cooperation. In connection with the preparation of Returns, audit examinations, and any administrative or judicial proceedings relating to the Taxes imposed on the Companies and the Company Subsidiaries for all Pre-Closing Tax Periods, all Straddle Periods and all Post-Closing Tax Periods, Purchaser, the Companies and the Company Subsidiaries, on the one hand, and Seller, on the other hand, shall cooperate fully with each other, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney and/or other materials necessary or helpful for the preparation of such Returns, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes. Purchaser shall provide Seller, and Seller shall provide Purchaser, with the information that each is respectively required to report under section 6043A of the Code or any other applicable Tax rule. After the Closing, Seller may deliver to Purchaser certain U.S. Tax information requests in a similar manner provided to the Companies and the Company Subsidiaries in previous years in order to comply with Seller’s U.S. Tax and other reporting obligations and Purchaser shall use reasonable efforts to promptly complete such information requests as is required for Seller to comply with Seller’s U.S. Tax or other reporting obligations.
10.5.    Tax Contests.
(a)    If any Tax Authority issues to Purchaser, any of the Companies or Company Subsidiaries (i) a notice of its intent to audit, examine or conduct a proceeding with respect to Taxes or Returns of such Company or Company Subsidiary for any Pre-Closing Tax Period or (ii) a notice of deficiency, notice of reassessment, proposed adjustment, assertion of claim or demand concerning Taxes or Returns attributable to the operations or assets of any of the Companies or Company Subsidiaries for any Pre-Closing Tax Period (each, a “Tax Claim”), Purchaser shall notify Seller of the receipt of such communication from the Tax Authority and shall deliver a copy of any such written communication to Seller within 10 Business Days after receiving such Tax Claim, provided that failure to provide such notice shall not relieve Seller of its indemnity obligations under ARTICLE IX and this ARTICLE X unless Seller is actually prejudiced by such failure.
(b)    Purchaser and such Company or Company Subsidiary, as applicable, shall control any proceeding relating to any Tax Claim with respect to Taxes attributable to the operations or assets of or Returns of such Company or Company Subsidiary (a “Tax Contest”); provided, that (i) Seller shall have the right to participate in any such Tax Contest to the extent it relates to Taxes or a Return for a Pre-Closing Tax Period and in such case Purchaser and such Company or Company Subsidiary, as applicable, shall promptly provide Seller with copies of all written communications relating to the Tax Contest, (ii) Purchaser shall keep Seller informed on a timely basis regarding the progress of any Tax Contest and consult with Seller with respect to any issue relating to such Tax Contest that could affect Seller, and (iii) Purchaser and such Company or Company Subsidiary, as applicable, shall not settle or otherwise resolve any Tax Contest (or any issue raised in any Tax Contest) if such settlement or other resolution relates to Taxes for which Seller is liable under this Agreement without the prior written consent of Seller (which shall not be unreasonably withheld or delayed).
(c)    At the request of Seller, Purchaser, any of the Companies or the Company Subsidiaries, as applicable, shall settle any issue related to Taxes for any Pre-Closing Tax Period on terms acceptable to Seller and the applicable Tax Authority; provided, that (i) Seller shall pay when due all Taxes (and other amounts) for which Seller is liable under this Agreement as a result of such settlement, and (ii) the settlement would not result in Purchaser, any of the Companies or Company Subsidiaries paying any increased Taxes for which Seller is not required to fully indemnify Purchaser, the Companies or the Company Subsidiaries under this Agreement.
10.6.    Amended Returns. Purchaser shall not file or cause to be filed any amended Returns covering any period or adjusting any Taxes for a period that includes any Pre-Closing Tax Period without the prior written consent of Seller, which consent may not be unreasonably withheld or delayed. Purchaser shall not take and shall not cause or permit the Companies or the Company Subsidiaries to take any action that could increase the liability of Seller for Taxes under this Agreement or otherwise without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.
10.7.    Tax Refunds. Purchaser, the Companies and the Company Subsidiaries shall cooperate with Seller in obtaining any Tax refunds, Tax credits or any other Tax benefits for any Pre-Closing Tax Periods. Any refunds, credits or other benefits for Taxes of the Companies or the Company Subsidiaries for Pre-Closing Tax Periods shall be the property of Seller, except to the extent included as an asset for purposes of computing Closing Net Working Capital. If Purchaser, any of the Companies or Company Subsidiaries receives a refund, credit or other benefit for Taxes that is the property of Seller, Purchaser shall pay the full amount of the refund, credit or other benefit to Seller within 10 Business Days of the receipt thereof.
10.8.    Tax Elections; Post-Closing Actions. Neither Purchaser nor any of its Affiliates shall make an election or take any action after the Closing that may have an impact on Seller or any of its Affiliates, including making an election under section 338 of the Code with respect to the transactions contemplated hereby. Seller shall have no liability with respect to any Taxes resulting by reason of any election made or deemed to be made by Purchaser or any of its Affiliates after the Closing, whether express or implied, under section 338 of the Code or with respect to any other Taxes or losses that are caused as a result of any action or election by Purchaser or any of its Affiliates after the Closing. When an action or election is required to be taken or made by Purchaser or, after the Closing, by any of the Companies or Company Subsidiaries in order to avoid Tax obligations being triggered, Seller shall have no liability to the extent that any Taxes result by reason of Purchaser, the Companies or the Company Subsidiaries failing to timely take such action or make such election.
10.9.    Other Taxes Purchaser and Seller shall each be liable for and shall pay (and in the case of Purchaser, shall indemnify and hold harmless Seller and its Affiliates from and against all Damages relating to) one-half of all sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Authority in connection with the transactions contemplated by this Agreement.
10.10.    Purchase Price Allocation
(a)    The Aggregate Purchase Price will be allocated to and among Project Services, Willbros Engineers, Government Services and EFS in proportion to their relative fair market values. With respect to Project Services, Willbros Engineers and Government

Services (to the extent properly taken into account under the Code, and including any other relevant items, including Indebtedness), Aggregate Purchase Price allocated thereto shall be further allocated among their respective assets in accordance with section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate). The allocation among the Companies and further allocation among the assets of Project Services, Willbros Engineers and Government Services (collectively, the “Allocation”) shall be delivered by Purchaser to Seller within 30 days after the final determination of the Aggregate Purchase Price in accordance with Section 3.3(b) for Seller’s approval, which approval shall be delivered in writing and not unreasonably withheld. Seller and Purchaser shall work in good faith to resolve any disputes relating to the Allocation within 30 days of Seller’s receipt of the Allocation. If Seller and Purchaser are unable to resolve any such dispute, such dispute shall be resolved promptly in writing by the Independent Accounting Firm. Each of Purchaser and Seller agrees to execute, if requested by the Independent Accounting Firm, an engagement letter containing reasonable and customary terms. Each of Purchaser and Seller agrees that there shall be no ex parte communications between either party, on the one hand, and the Independent Accounting Firm, on the other hand, during the Independent Accounting Firm’s review and verification of the Allocation. Purchaser and Seller shall each pay their own costs and expenses incurred under this Section 10.10. The costs and expenses of the Independent Accounting Firm shall be borne one-half by Purchaser and one-half by Seller.
(b)    Purchaser and Seller shall file all Returns (including, but not limited to, Internal Revenue Service Form 8594) consistent with the Allocation. Neither Purchaser nor Seller shall take any Tax position inconsistent with such Allocation and neither Purchaser nor Seller shall agree to any proposed adjustment to the Allocation by any Tax Authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the Allocation, and neither Purchaser nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging such Allocation.
10.11.    Survival. The provisions of this ARTICLE X shall survive until 60 days following the expiration of all applicable statutes of limitation (including extensions) for the matters referred to herein.

ARTICLE XI.
TERMINATION
11.1.    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Purchaser and Seller;
(b)    by Purchaser by giving written notice to Seller at any time (i) if Seller has materially breached any representation, warranty, covenant or agreement contained in this

Agreement, Purchaser has notified Seller of the breach and the breach has continued uncured for a period of 30 days after the notice of breach, (ii) if Seller has delivered a supplement to the Schedules of this Agreement in accordance with Section 6.5 to disclose matters occurring after the date hereof constituting a Material Adverse Effect, or (iii) if the Closing shall not have occurred on or before December 31, 2015 (the “Termination Date”), by reason of the failure of any condition precedent under Section 7.1 or if any such condition becomes impossible to fulfill (in each case, unless the failure or impossibility results primarily from Purchaser breaching any representation, warranty, covenant or agreement contained in this Agreement); or
(c)    by Seller by giving written notice to Purchaser at any time (i) if Purchaser has materially breached any representation, warranty, covenant or agreement contained in this Agreement, Seller has notified Purchaser of the breach and the breach has continued uncured for a period of 30 days after the notice of breach, or (ii) if the Closing shall not have occurred on or before the Termination Date by reason of the failure of any condition precedent under Section 7.2 or if any such condition becomes impossible to fulfill (in each case, unless the failure or impossibility results primarily from Seller breaching any representation, warranty, covenant or agreement contained in this Agreement).
11.2.    Effect of Termination. Termination of this Agreement pursuant to Section 11.1 shall terminate all obligations of the parties hereunder, without liability of either party to the other party (except for the liability of either party then in breach), except for obligations under Section 8.2, Section 12.7 and this Section 11.2.

ARTICLE XII.
MISCELLANEOUS
12.1.    Notices. All notices, requests, demands, claims and other communications required or permitted to be given hereunder shall be in writing and shall be given by: (a) personal delivery (effective upon delivery), (b) facsimile (effective on the next Business Day after transmission), (c) recognized overnight delivery service (effective on the next Business Day after delivery to the service), or (d) registered or certified mail, return receipt requested and postage prepaid (effective on the third Business Day after being so mailed), in each case addressed to the intended recipient as set forth below:
If to Seller or to Willbros:

Willbros United States Holdings, Inc.
Attention: General Counsel
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
Fax: (713) 403-8136

with a copy to:

Conner & Winters, LLP
Attention: Kathryn J. Kindell
4000 One Williams Center
Tulsa, Oklahoma 74172-0148
Fax: (918) 586-8636

If to Purchaser:

TRC Solutions, Inc.
Attention: Martin H. Dodd
21 Griffin Road North
Windsor, Connecticut 06095
Fax: (860) 298-6323

with a copy, that shall not constitute notice, to:

Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
Facsimile: 646-441-9012
Email:    ament@cov.com
Attention: Andrew W. Ment

12.2.    Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements, understandings, negotiations and discussions, both written and oral, among the parties hereto with respect thereto. Neither the duties nor obligations of either party hereto, nor the rights of either party hereto, shall be expanded beyond the terms of this Agreement on the basis of any legal or equitable principle or on any other basis whatsoever. Neither any legal or equitable principle nor any implied obligation of good faith or fair dealing nor any other matter requires either party hereto to incur, suffer or perform any act, condition or obligation contrary to the terms of this Agreement, whether or not existing and whether foreseeable or unforeseeable. Each of the parties hereto acknowledges that it would be unfair, and that it does not intend, to increase any of the obligations of the other party under this Agreement on the basis of any implied obligation or otherwise.
12.3.    Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Seller and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective, provided that no amendment of or waiver in respect to Sections 9.4(i), 12.5, 12.9, or this Section 12.3 shall be effective without the consent of Citizens Bank, N.A. (or any successor Financing Source under any alternative financing). No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
12.4.    Benefits; Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as set forth below, neither this Agreement nor the obligations of either party hereunder shall be assignable or transferable by such party without the prior written consent of the other parties hereto; provided that following the Closing, Purchaser may assign its rights hereunder to any successor to the business unit of which the Companies or Company Subsidiaries are a part.
12.5.    No Third Party Beneficiary. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Purchaser Indemnitees, the Companies, the Company Subsidiaries, Seller, Seller Indemnitees and their respective successors, heirs, personal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement; provided that the Financing Sources shall be intended third parties beneficiaries of Sections 9.4(i), 12.3, 12.9, and this Section 12.5, and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect to the Financing Sources may be made without the prior consent of the Financing Sources).
12.6.    Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
12.7.    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, the parties shall bear their own respective expenses (including all compensation and expenses of their own counsel, financial advisors, consultants, actuaries and accountants) incurred in connection with the preparation, execution and consummation of this Agreement and of the transactions contemplated hereby, provided, however, that Purchaser shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.
12.8.    Counterparts and Delivery. This Agreement may be executed in any number of counterparts and by the several parties hereto in separate counterparts, and delivered by facsimile or other means of electronic transmission, each of which shall be deemed to be one and the same instrument and an original document.

12.9.    Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Financing Agreements, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions immediately below relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.
12.10.    Disclosure Schedules. To the extent that a disclosure made by Seller in any Section of this Agreement or any of the Schedules (or subparts thereof) reasonably informs Purchaser of information with respect to another Section of this Agreement or any other Schedule (or subparts thereof) in order to avoid a misrepresentation thereunder, such disclosure shall be deemed, for all purposes of this Agreement, to have been made with respect to all such other Sections of this Agreement and all such other Schedules (or subparts thereof), notwithstanding any cross-references (which are included solely as a matter of convenience) or lack of a Schedule reference in any representation or warranty. Information reflected in the Schedules is not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement. Inclusion of information in the Schedules shall not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations or results of operations of the Companies and/or the Company Subsidiaries.

SIGNATURES APPEAR ON FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

PURCHASER:

TRC Solutions, Inc.

By:    /s/ Martin H. Dodd
Name: Martin H. Dodd
Title: Senior Vice President and General Counsel

TRC Companies, Inc.

By:    /s/ Martin H. Dodd
Name: Martin H. Dodd
Title: Senior Vice President and General Counsel

SELLER:

Willbros United States Holdings, Inc.

By:     /s/ Peter W. Arbour
Name: Peter W. Arbour
Title: Senior Vice President and General Counsel

WILLBROS:

Willbros Group, Inc.

By:     /s/ Peter W. Arbour
Name: Peter W. Arbour
Title: Senior Vice President and General Counsel

Signature Page – Amended and Restated Securities Purchase Agreement